Annual Report 2004

Producing a Better Product for a Better Price

Magna International Inc. is a leading global supplier of technologically advanced automotive components, systems and modules.

The Company employs over 81,000 people and operates 223 manufacturing divisions and 56 product development and engineering centres in 22 countries.

As the most diversified automotive supplier in the world, Magna designs, engineers and manufactures a complete range of exterior, interior and powertrain systems. Magna also provides complete vehicle design, engineering, testing, assembly and program management services to its customers, the world’s major automotive Original Equipment Manufacturers (OEMs).

Magna’s operating divisions are grouped along product lines into one of seven global Automotive Systems Groups: Cosma International, Decoma International, Magna Donnelly, Intier Automotive, Magna Drivetrain, Tesma International and Magna Steyr.

Global Automotive Sales by Customer Total Number of Employees

Financial Highlights — 2004

Sales	Operating Income
(U.S. $ Billions)	(U.S. $ Millions)

		Table of Contents

		Corporate Profile	1
		The Chairman’s Message	2
		Letter to Shareholders	4
		The Magna Corporate Constitution	6
		Operating Structure & Principles	8
		Magna’s Global Automotive Systems Groups	9
		The Magna Employee’s Charter	10
		Financial Review & Other Information	11

Net Income from	Diluted Earnings Per Share
Continuing Operations	from Continuing Operations
(U.S. $ Millions)	(U.S. $)

The 2005 Annual Meeting of Shareholders

The 2005 Annual Shareholders’ Meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Tuesday, May 3, 2005, commencing at 10:00 a.m.

(Toronto time)

THE CHAIRMAN’S MESSAGE

One of the main reasons for Magna’s success over the years has been our ability to anticipate and adapt to changing industry conditions. At the same time, we have been able to retain and foster our key operating principles and entrepreneurial structure — one that gives our managers and employees a financial stake in the success of the business.

One of the cardinal rules of business is that the customer is always right. And the fact is, our automotive customers are quickly moving toward the outsourcing of much larger and more complex vehicle modules — everything from complete doors and liftgates to fully-integrated and ready-to-assemble front ends. These complex modules do not always fall within traditional product lines and typically contain components and technologies found within two or more of our current operating groups.

To capitalize on this emerging trend, Magna’s Board of Directors announced during 2004 a proposal to privatize our three publicly traded operating groups (Tesma International Inc., Decoma International Inc. and Intier Automotive Inc.) and bring operating control and oversight of these groups under the Magna umbrella. Going forward, this will enable us to respond much more quickly to customer needs for larger modules that require a higher degree of systems engineering and integration.

As the most diversified automotive parts supplier in the world, Magna today possesses the systems capabilities and technologies to create virtually any type of module our customers require — up to and including even the design and manufacture of complete vehicles. Magna is able to leverage the expertise and technology of our various groups to a degree that most other suppliers in the industry cannot. Consider a modular door for example — the sort of “super” module that our customers are increasingly moving toward. A modular door supplied by Magna could incorporate closure and latching systems and interior door panels produced by Intier, our interior systems group; it might feature metal exterior panels and door intrusion beams produced by Cosma, our metal body systems group; it could contain exterior trim and sealing systems produced by Decoma, our exterior systems group; and it could have side view mirrors manufactured by Magna Donnelly, our mirror systems group. Magna would be able to integrate and assemble these various components and systems into one large modular door, helping to reduce product cost and assembly time for our customers, while enhancing the quality and functionality of the final product.

Despite the proposals to privatize our publicly traded automotive systems groups, Magna’s entrepreneurial culture remains unchanged. All of our key stakeholders — investors, employees, management and society — continue to share a predetermined portion of our annual profits, as guaranteed by the Corporate Constitution. All Magna employees continue to enjoy the workplace rights guaranteed under the Employee’s Charter. And our decentralized and entrepreneurial operating principles remain the same, with day-to-day operating control in the hands of our divisional and group managers. Over the years, our structure has continually adapted to changes within the automotive industry. The privatization proposal is simply another evolutionary step to ensure that Magna is able to meet the needs of our customers and stay at the forefront of the industry.

There were a number of other notable changes in 2004. The past year saw the departure of Belinda Stronach, who left Magna after three successful years as President and CEO to pursue a career in Canadian federal politics. On behalf of the Board and the employees of Magna, we wish Belinda well and thank her for her contributions. Mark Hogan joined Magna during the third quarter of 2004 as our new President. Mark brings more than 30 years of top-level management experience at General Motors and joins a seasoned and highly respected executive management team that includes Manfred Gingl, Siegfried Wolf and Vince Galifi. Mark will provide us with a much higher profile and presence in Detroit and will be instrumental in helping us to expand in Asia, while also growing our business with the major Japanese and Korean OEMs on a global basis.

Frank Stronach Chairman of the Board and Interim Chief Executive Officer

The other major change that we saw in 2004 was increased competitiveness in Asia, combined with large increases in raw material costs. The pressures of low-cost competition, customer price concessions and increased material costs are creating a challenge for Magna — one that may intensify in the year ahead.

In summary, last year proved to be another record year for Magna and our stakeholders. Our employees and managers deserve much of the thanks and credit for our strong performance. As part-owners who share in Magna’s growth and profitability, they allow us to produce a better product at a better price. I also wish to thank our customers. The ultimate vote of confidence they show us is through the new and repeat business they award to Magna each year. Lastly, I would like to point out that Magna’s Corporate Constitution ensures that a percentage of our annual profits is shared with society as well — particularly in the communities throughout the world where our employees live and work. In 2004, funding provided as part of our social responsibility mandate went to a wide variety of charitable, educational and health-related causes, including financial assistance for the tsunami relief fund and the construction of a cancer centre.

The steps we took during 2004 have significantly strengthened Magna. I firmly believe that our continued growth and success in the years ahead will continue to reward all of our key stakeholders.

Frank Stronach

Chairman of the Board and Interim
Chief Executive Officer

LETTER TO SHAREHOLDERS

During 2005, we achieved another record year in sales and profits and we initiated a process to strategically reposition Magna to capitalize on fundamental changes within the highly competitive global automotive industry.

Operating Highlights

Magna had record sales in 2004 of $20.7 billion — up 35% from 2003.

Despite a challenging industry environment and increased raw material costs largely related to steel, we achieved record earnings and we continued to grow our average dollar content per vehicle in both North America and Europe.

During the past year, we launched a number of key initiatives designed to enhance our long-term global competitiveness:

•                  We announced privatization proposals with respect to each of our publicly traded subsidiaries: Tesma International Inc., Decoma International Inc. and Intier Automotive Inc. The privatizations of Tesma and Decoma were successfully completed by mid-March 2005. The privatizations will enable us to more efficiently leverage our vast capabilities as the most diversified supplier in the world and better position us to capitalize on the industry trend toward larger and more complex modules that cross traditional product lines. Privatizing our publicly traded groups will also better position Magna as a sole supplier to the Japanese and Korean automakers, who prefer dealing with a single corporate entity. Other benefits from the privatization transactions include greater economies of scale, the alignment and streamlining of product capabilities that currently reside in two or more of our operating groups, and the ability to avoid duplicate investments in R&D and infrastructure by more than one operating group. As a result of the re-positioning of our groups, we are now better able to design and engineer sophisticated cross-product modules in a way that our less broadly focused competitors simply cannot.

•                  We enhanced the global footprint of our newly created Magna Drivetrain group through the acquisition of New Venture Gear, a subsidiary of DaimlerChrylser. Magna Drivetrain is currently a market leader in Europe, where it has some of the world’s most advanced drivetrain technology and off-road engineering capabilities. The acquisition of New Venture Gear makes our drivetrain group a major player in the North American market while also broadening our customer base and product mix. Magna Drivetrain is now well positioned in both Europe and North America to capitalize on growth, including increased consumer demand for all-wheel-drive and four-wheel-drive systems.

•                  We significantly bolstered our activity and presence in Japan and Korea. We added a number of senior and highly respected automotive industry executives to key positions within Magna. Tadaaki Jagawa, a former Chairman of Hino Motors and a Senior Advisor to Toyota, was appointed Senior Advisor to Magna, while Seiichi Mihara, a 31-year veteran of Nissan, was appointed General Manager of Magna Japan. Sales of Magna-made components and systems to Japanese automakers currently account for approximately four percent of our total sales. We believe that we can significantly increase that percentage in the coming years by continuing to enhance our relationships with Japanese automakers in Japan and around the world.

Among the key operating highlights in 2004 was the successful launch of the new BMW X3 by Magna Steyr, our complete vehicle engineering and assembly group. Magna Steyr was also awarded assembly of the rear-wheel-drive and all-wheel-drive Chrysler 300C vehicles. The Chrysler 300C will be sold in Europe and other markets outside of North America, with production expected to begin in the spring of this year. The Chrysler 300C niche assembly contract underscores the ability of our Magna Steyr group to help our customers quickly exploit market opportunities without incurring significant capital costs related to production capacity.

Left to right:

Manfred Gingl
Executive Vice-Chairman

Mark T. Hogan
President

Siegfried Wolf
Executive Vice-Chairman

Vincent J. Galifi
Executive Vice-President &
Chief Financial Officer

Going Forward

We believe the actions we’ve undertaken in the past year position us for even stronger performance in the years ahead.

In 2005, we will fine-tune our operating structure following the privatizations with a view to optimizing our growth opportunities and cost structure. The substantial investments we’ve made in future vehicle programs should drive strong sales and earnings for the foreseeable future. We continue to have one of the strongest balance sheets in the industry and enough cash on hand to make further strategic acquisitions that provide access to new technologies, entry into new markets, or diversification of our customer base.

We continue to develop and commercialize cutting-edge technology — the key to our continued future growth. Developing technologically advanced products is the best way to minimize and offset rising commodity costs, significant pricing pressures and increased competition from low-cost regions, all of which pose a growing challenge for Magna. We are also examining ways to expand our industry-leading product capabilities by integrating our various systems solutions throughout the entire vehicle.

In terms of long-term growth, China represents an exciting and important opportunity for Magna — one that we will continue to focus on in the years ahead. We established a sales and engineering office in Shanghai, China early in 2005, which will serve as a focal point for our expansion into the Chinese market.

In closing, we wish to thank our employees and managers, who have a tremendous passion for our business and who day in and day out demonstrate a desire to be the very best in everything they do. Magna’s greatest competitive advantage remains our entrepreneurial culture and the sense of empowerment and ownership that it instills in our managers and employees. We also wish to thank our shareholders for their continued confidence. We strongly believe that the actions we undertook during 2004 will create enhanced shareholder value. And lastly, we wish to thank our customers, who continually challenge us to provide them with products and solutions that enhance their competitiveness. It is a challenge that we will continue to embrace.

Manfred Gingl	Mark T. Hogan	Siegfried Wolf	Vincent J. Galifi
Executive Vice-Chairman	President	Executive Vice-Chairman	Executive Vice-President & Chief Financial Officer

Magna’s Corporate Constitution predetermines the percentage of annual profits shared by Magna’s key stakeholders: investors, employees, management and society. These stakeholders are partners in Magna’s growth and profitability.

Shareholders Profit...

•                  Magna’s investors provide the capital needed to build new factories, purchase new equipment, and fund product research. Investors receive on average not less than 20 percent of Magna’s annual net profit after tax in the form of dividends.

Employees Profit...

•                  Magna’s employees design, engineer and manufacture quality products at a globally competitive price. They receive 10 percent of Magna’s annual qualifying profit before tax.

Management Profits...

•                  Magna’s senior management provides the strategic leadership needed to guide Magna’s long-term growth. Senior management receives not more than an aggregate of six percent of Magna’s annual profit before tax.

and Society Profits

•                  Magna’s Corporate Constitution defines our commitment to social responsibility, including the donation of up to two percent of our annual profits to social, charitable and educational causes in the communities where our employees live and work.

Magna’s Corporate Constitution creates a fair environment that enables investors, employees, management and society to share in Magna’s success. By aligning the interests of Magna’s key stakeholders through the profit-sharing formula of the Corporate Constitution, Magna is able to produce a better product for a better price.

THE MAGNA CORPORATE CONSTITUTION

Magna’s Corporate Constitution is the cornerstone of our entrepreneurial culture.

At the heart of the Corporate Constitution is a clear-cut and transparent profit sharing formula that allows Magna’s key stakeholders to participate in our growth and success.

Shareholder Profit Participation Magna will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Employee Equity and Profit Participation

Ten percent of Magna’s qualifying profit before tax will be allocated to employees. These funds will be used in part for the purchase of Magna shares in trust for employees and for cash distributions to employees, recognizing length of service.

Magna’s Profit Sharing Formula

Management Profit Participation

To obtain long-term contractual commitment from senior management, Magna provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of its profit before tax.

Research and Development Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

Social Responsibility Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Minimum Profit Performance

Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, Magna’s Class A shareholders, voting as a class, will have the right to elect additional directors.

Unrelated Investments

Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna’s equity.

Board of Directors Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna’s Board of Directors will be outsiders.

Constitutional Amendments Any change to Magna’s Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately.

OPERATING STRUCTURE

Magna Executive Management

Executive management coordinates advanced systems development and manufacturing, maintains high-level customer contacts and interfaces with the investment community. In addition, executive management is responsible for the long-term strategic planning and future growth of Magna and monitoring Group management performance.

Members of executive management are paid a base salary below industry standards and up to six percent of Magna’s profit before tax.

Executive management works with Stronach & Co to ensure that the principles of Magna’s unique corporate culture, including the Corporate Constitution and Employee’s Charter, are maintained and upheld.

Automotive Systems Group Management

The most experienced and successful division managers advance to the ranks of Group management, which is responsible for coordinating product development, finance, marketing and maximizing manufacturing efficiencies in the divisions which make up the Group. Group management is paid a relatively low base salary and a predetermined portion of the Group’s profits.

Division Management

Working within the framework of the Magna Corporate Constitution and the Magna Employee’s Charter, division managers have a wide degree of latitude in running their day-to-day operations. Their compensation is tied to the performance of the division, with each manager receiving a relatively low base salary and a predetermined portion of the division’s profits. This compensation formula allows Magna to attract and retain entrepreneurial managers with proven manufacturing expertise.

OPERATING PRINCIPLES

Magna’s entrepreneurial corporate culture, highlighted in the principles shown here, is the reason for Magna’s success and our greatest competitive advantage.

Decentralized Operating Structure

Magna’s manufacturing divisions operate as independent profit centres and are grouped along product lines into one of Magna’s global Automotive Systems Groups. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry.

Employee Involvement

By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals’ contributions and maintain open communication.

Entrepreneurial Managers

Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna’s divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee’s Charter.

Employee Profit Sharing and Ownership

Through the Equity Participation and Profit Sharing Program, employees receive ten percent of Magna’s qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

MAGNA’S GLOBAL AUTOMOTIVE SYSTEMS GROUPS

Magna’s Profit Centres

	Cosma International		Decoma International		Magna Donnelly

	•	Design & Engineering	•	Front & Rear End Modules	•	Interior Mirror Systems
	•	Metalforming Technologies	•	Plastic Body Panels	•	Exterior Mirror Systems
	•	Body Stampings & Assemblies	•	Exterior Trim Components	•	Camera Vision Systems
	•	Structural Stampings &	•	Running Boards	•	Sensor Vision
		Assemblies		Sealing & Greenhouse Systems	•	Wireless Connectivity
	•	Suspension Modules	•	Lighting Systems	•	Electronics Modules
	•	Complete Body-In-White	•	Vehicle Enhancement Packages	•	Engineered Glass
			•	Liftgates	•	Door & Liftgate Handle
Systems
					•	Actuators

Intier Automotive		Magna Drivetrain		Tesma International		Magna Steyr

•	Cockpit Systems	•	All-Wheel-Drive Systems	•	Front End Accessory Drive	•	Complete Vehicle Engineering
•	Overhead Systems		& Components		Systems & Components	•	Complete Vehicle Production
•	Sidewall & Trim Systems	•	Drivetrain Systems &	•	Engine Lubrication Systems	•	Contract Assembly
•	Floor Carpet & Complete		Components	•	Water Management Products	•	Systems Integration
	VehicleAcoustic Systems	•	Transmissions	•	Transmission Oil Pump	•	Manufacturing Engineering
•	Cargo Management Systems	•	Axles		Assemblies	•	Class-A Stampings
•	Complete Interior Integration	•	Mass Balancers	•	Wet Clutch Housings,	•	Space Technology
•	Seating Systems	•	Chassis Modules		Components & Modules
•	Seating Hardware Systems			•	Flexplate & Torque Converter
•	Electrical/Electronic Systems				Damper Assemblies
	and Components			•	Engine & Transmission Oil
•	Latching Systems				Pan Assemblies
•	Window Systems			•	Engine Cam & Rocker Covers
•	Door Modules			•	Fuel Tank Assemblies
•	Liftgate, Tailgate, Mid-Door
Modules
•	Modular Roof Systems
•	Power Closure Systems

THE MAGNA EMPLOYEE’S CHARTER

Inseparable from Magna’s Corporate Constitution is the Magna Employee’s Charter. The Charter clearly defines Magna’s commitment to an operating philosophy that is based on fairness and concern for people.

A Safe and Healthful Workplace Magna strives to provide you with a working environment which is safe and healthful.

Fair Treatment Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

Employee Equity and Profit Participation Magna believes that every employee should share in our financial success.

Communication and Information

Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on at Magna and within the industry.

The Hotline

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department.

Employee Relations Advisory Board

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee’s Charter and the principles of Magna’s Corporate Constitution.

FINANCIAL REVIEW AND OTHER INFORMATION

Management’s Discussion and Analysis	12

Management’s Responsibility for Financial Reporting	36

Auditors’ Report	36

Significant Accounting Policies	37

Consolidated Statements of Income	40

Consolidated Statements of Retained Earnings	40

Consolidated Statements of Cash Flows	41

Consolidated Balance Sheets	42

Notes to Consolidated Financial Statements	43

Supplementary Financial and Share Information	76

Corporate Directory	78

Corporate and Group Offices	Inside Back Cover

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our”, the “Company” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been prepared as of February 28, 2005.

OVERVIEW

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles. Our products and services are sold primarily to original equipment manufacturers (“OEMs”) of cars and light trucks in North America, Europe, Asia and South America. We supply our products and services through global product groups. Throughout 2004, three of our global product groups were publicly traded companies in which we had a controlling interest through voting securities. In October 2004, we announced our proposal to take each of our publicly traded subsidiaries private. As at February 28, 2005, we had completed the acquisition of all the outstanding Class A Subordinate Voting Shares of Tesma International Inc. (“Tesma”), and shareholders of Decoma International Inc. (“Decoma”) had approved a plan of arrangement which is expected to become effective on March 6, 2005 subject to final court approval. A special shareholders meeting has been called for March 30, 2005 to allow Intier Automotive Inc. (“Intier”) shareholders to vote on the proposed privatization arrangement. The privatization of Intier remains subject to shareholder and court approval, and completion of the related plan of arrangement. (see “SUBSEQUENT EVENTS” below).

Our global product groups as at December 31, 2004 were as follows:

Public Subsidiaries

•     Decoma

•                  exterior components and systems which include fascias (bumper systems), front and rear end modules, plastic body panels, exterior trim components and systems, sealing and greenhouse systems and lighting components

•     Intier

•                  interior and closure components, systems and modules including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor and acoustic systems, cargo management systems, latching systems, glass moving systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems

•     Tesma

•                  powertrain (engine, transmission and fuel) components, assemblies, modules and systems

Wholly Owned Subsidiaries

•     Magna Steyr

•                    Magna Steyr — complete vehicle assembly of low-volume derivative, specialty and other vehicles and complete vehicle design, engineering, validation and testing services; and

•                    Magna Drivetrain — complete drivetrain technologies, four-wheel and all-wheel drive systems, mass balancing systems and chassis modules, including the operations of New Venture Gear acquired on September 29, 2004

•     Other Automotive Operations

•                    Cosma International (“Cosma”) — stamped, hydroformed and welded metal body systems, components, assemblies, modules, body-in-white assemblies, chassis systems and complete suspension modules

•                    Magna Donnelly — exterior and interior mirror, interior lighting and engineered glass systems, electro-mechanical systems and advanced electronics

HIGHLIGHTS

2004 was a challenging year for the automotive industry. North American vehicle production declined slightly to 15.7 million units, while Western Europe experienced only modest growth in vehicle production to 16.6 million units. More importantly, certain key platforms on which we have high content experienced declines in production volumes during the year. As a result of increased global demand for steel, much of which was brought on by continued economic growth in China, steel prices rose dramatically, affecting operations throughout the automotive supply chain. Despite these challenges, in 2004 we benefited from the many programs we launched over the past couple of years. In addition to our financial achievements, we also made strategic investments in our business, including our management team, our products, our processes and our customers.

Our Shareholders

•     During the year ended December 31, 2004, we achieved strong financial results, including:

•                    Record sales of $20.7 billion

•                    Record operating income of $1.2 billion

•                    Record diluted earnings per share of $7.13

•                  In respect of the first quarter of 2004, our Board of Directors raised our quarterly dividend to $0.38 per share, representing a 12% increase over the prior level. This dividend increase underscores our strong cash flow and the Board’s confidence in our future.

•                  During September 2004, we redeemed all of our outstanding Preferred Securities for $300 million in cash. Redeeming these Preferred Securities will result in an annual reduction in financing charges of approximately $17 million, which will be partially offset by lower interest income earned on our cash balances. The redemption is expected to result in an annual increase in diluted earnings per share and after tax cash flows of approximately $0.13 and $13 million, respectively.

Investments in our business

•                  In October 2004, we announced proposals to take our publicly-traded subsidiaries, Intier, Decoma and Tesma, private. There are four key elements to our rationale for these transactions:

(i)   Improved strategic positioning, as we believe Magna will be better positioned to meet our customers’ needs for larger and increasingly complex modules and systems;

(ii)  Exploiting our various competencies, particularly our complete vehicle expertise at Magna Steyr;

(iii) Better alignment of our product portfolio, where we have similar capabilities in different automotive groups; and

(iv) Avoiding duplication of investment in infrastructure and development costs, particularly as we expand into new markets and further broaden our customer base.

The total purchase price to complete the privatizations is expected to be approximately Cdn $1.3 billion which is discussed more fully in “SUBSEQUENT EVENTS” below.

•                  In September 2004, we acquired the worldwide operations of DaimlerChrysler Corporation’s (“DCC”) wholly owned subsidiary, New Venture Gear, Inc. (“NVG”). NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. We believe the drivetrain is a product area that has significant potential for sales growth, both from component outsourcing and eventually larger drivetrain modules. The NVG business gives us additional capacity and resources to take advantage of drivetrain growth opportunities. We also believe that the acquired business has technologies and capabilities that complement those of our existing Magna Drivetrain business. The total purchase price for 100% of NVG’s business amounted to $428 million, subject to post-closing adjustments.

•                  We continued to invest in new and existing production facilities to support our continued growth. Some of the investments made during 2004 included: a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion and Mercury Milan; a new fascia moulding and paint facility in Georgia, and an expansion of our Class A stamping facility in South Carolina, both to support the  launch of the Mercedes M-Class; and a new frame facility in Kentucky for the next generation Ford Explorer and F-Series Super Duty pick-up truck. Some of the other new programs for which we invested capital are General Motors’ next generation pick-up and sport utility vehicles, new and replacement assembly programs at Magna Steyr, the Mercedes A-Class, the MINI Convertible, the Volkswagen Toledo and the Chrysler 300/300C and Dodge Magnum.

•                  We further strengthened our presence in the Asia Pacific Basin. In Japan, we made two senior appointments to support our efforts in growing our business with Japanese-based OEMs. In China, we started up two new facilities and established a new sales and engineering office in Shanghai. We acquired our joint venture partner’s equity interest at three of our established Chinese facilities, and now own 100% of these operations. We are beginning to be rewarded for our efforts to strengthen our relationship with the Asian-based OEMs. In 2004, we recorded sales of $732 million to Asian-based OEMs, an increase of 22% over 2003, and were awarded incremental business that is expected to generate annual revenues of approximately $390 million.

•                  In June 2004, we acquired the engineering group of Duarte, which includes four locations in France. The acquisition strengthens Magna Steyr’s position in the European market as a leading engineering and development partner of the OEMs and is consistent with our strategy of increasing our exposure to the French-based OEMs, Duarte’s primary customers.

Our management

•                  In August 2004, Mark Hogan joined Magna as President after spending over 30 years with General Motors. His career included assignments as President, GM do Brazil, as President of e-GM, as general manager for the GM North America Car Group, Small Car Operations and most recently was in charge of advanced vehicle development. At Magna, Mr. Hogan draws on his extensive global experience with General Motors’ operations and his advanced vehicle development expertise to assist us in our efforts to explore new markets and opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Our future

•                  We were awarded a substantial amount of business during 2004, which is expected to grow our content per vehicle in the future. In North America, significant awards included the frame and transfer case for General Motors’ next generation pick-up and sport utility vehicles, the frame for the next generation of Ford Explorer and F-Series Super Duty pick-up trucks, fascias for a new crossover utility vehicle to be built by one of our traditional “Big Three” customers, and a water management program for an Asian-based OEM. In Europe, significant awards included the assembly program for Chrysler’s popular 300 passenger car for distribution in certain non-North American markets, which will launch at Magna Steyr later this year, a contract for the development and production of a new all-wheel drive system for future Volkswagen models, and door panels and a door hardware module for a high-volume vehicle program of one of our German-based customers.

•                  We expect North American vehicle production volumes in 2005 of approximately 15.8 million units, which is modestly higher than 2004 production. In Western Europe, we expect 2005 vehicle production volumes to be approximately 16.2 million units, 2% lower than 2004 production volumes. North American average dollar content per vehicle is expected to be between $700 and $725 and European average dollar content (excluding assembly sales) to be between $315 and $335. Assembly sales for 2005 are expected to be in the range of $4.4 to $4.7 billion. Based on our expected production volume and content, total sales are expected to be in the ranges of $21.8 to $23.1 billion. These forecasts are subject to the risks and uncertainties as described below in the “INDUSTRY TRENDS AND RISKS” section.

INDUSTRY TRENDS AND RISKS

A number of trends have had a significant impact on the global automotive industry in recent years, including:

•                  increased pressure by automobile manufacturers on automotive component suppliers to reduce their prices and bear additional costs;

•                  globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;

•                  the evolving role of independent automotive component suppliers and their progression up the “value chain”;

•                  increased outsourcing and modularization of vehicle production;

•                  increased engineering capabilities required in order to be awarded new business for more complex systems and modules;

•                  increased prevalence of lower volume “niche” vehicles built off high-volume global vehicle platforms; and

•                  growth of Asian-based automobile manufacturers in North America and Europe.

The following are some of the more significant risks and associated trends relating to the automotive industry that could affect our ability to achieve our desired results:

•                  Changes in global economic conditions could reduce vehicle production volumes, which could have a material adverse effect on our profitability. The global automotive industry is cyclical and is sensitive to changes in certain economic conditions such as interest rates, consumer demand, oil and energy prices and international conflicts.

•                  We have experienced significant price increases in 2004 for key commodities used in our parts production, particularly steel and resin, and expect such prices to be at elevated levels in 2005. Steel price increases have been primarily the result of increased demand for steel in China and a shortage of steel-making ingredients, such as scrap steel, iron ore and coke coal. Surcharges on existing prices have been imposed on us by our steel suppliers and other suppliers of steel parts, with the threat of withheld deliveries by such suppliers if the surcharges are not paid. We have pricing agreements with some of our suppliers that reduce our exposure to steel pricing increases and surcharges. However, certain suppliers have challenged these agreements and, to the extent that they are successfully disputed, terminated or otherwise not honoured by our suppliers, our exposure to steel price increases and surcharges may increase. To the extent we are unable to pass on to our customers the additional costs associated with increased steel and resin prices, such additional costs could have an adverse effect on our profitability.

•                  Increasing price reduction pressures from our customers could reduce profit margins. We have entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been somewhat offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. A number of our customers have demanded, and will continue to demand, additional price concessions and retroactive price reductions. We may not continue to be successful in offsetting price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. Such concessions could have a material adverse effect on our profitability to the extent that these price reductions are not offset through cost reductions or improved operating efficiencies.

•                  We are under increasing pressure to absorb more costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Our current contracts do not generally include any guaranteed minimum purchase requirements. If estimated production volumes are not achieved, the design, engineering and tooling costs incurred by us may not be fully recovered.

•                  Our customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when we and/or our customers decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced and the customer’s cost of the recall and labour to remove and replace the defective part. Given the nature of our products to date, we have not experienced significant warranty or recall costs. However, we continue to experience increased customer pressure to assume greater warranty responsibility. Currently we only account for existing or probable claims, however, the obligation to repair or replace such products may have an adverse effect on our operations and financial condition.

•                  We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2005 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition.

•                  Although we supply parts to most of the leading automobile manufacturers, the majority of our sales are to four automobile manufacturers. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles or the early termination, loss, renegotiation of the terms or delay in the implementation of any significant production contract may have an adverse effect on our sales and profit margins.

•                  Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which we generate our revenues. However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, may have an adverse effect on our financial condition.

RESULTS OF OPERATIONS

Accounting Changes

Asset Retirement Obligation

In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard requires us to estimate and accrue for the present value of our obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognizedin fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time we expect tovacate the premises resulting in both depreciation and interest charges in the consolidated statements of income. We adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 was an increase in fixed assets, future tax assets and other long-term liabilities of $13 million, $2 million and $23 million, respectively, and a decrease in minority interest, retained earnings and currency translation adjustment of $1 million, $6 million and $1 million, respectively. The impact of this accounting policy change on our reported net income for the years ended December 31, 2004, 2003 and 2002 was not material.

Revenue Recognition

During the year, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EIC-142 did not have a material effect on our reported revenue or net income for the year ended December 31, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Comparative Period Amounts

European Production Sales

Our reporting of European production sales has historically included sales related to the complete vehicle assembly business carried out by our Magna Steyr group (see “Magna Steyr” discussion in “SEGMENTS” below). Effective with the first quarter of 2004, European production sales and complete vehicle assembly sales are presented separately. Complete vehicle assembly sales are calculated as follows:

•                  where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM customer is included in complete vehicle assembly sales; and

•                  where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM customer, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

European production sales and complete vehicle assembly sales for the comparative periods have been restated to conform to the current period’s presentation. We do not have any complete vehicle assembly sales in North America. For 2004 and prior periods presented, European average content per vehicle includes both production sales and complete vehicle assembly sales. Beginning in 2005, European average content per vehicle will include only European production sales.

MID Transaction

On September 2, 2003, we distributed 100% of the outstanding shares of MI Developments Inc. (“MID”) to our shareholders (the “MID distribution”). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. (“MEC”). As a result of the MID distribution, we no longer have any ownership interest in MID or MEC. In accordance with the recommendations of the CICA, the financial results of MEC are presented as discontinued operations for all periods. However, because we continue to occupy the automotive real estate under long-term leases with MID, the operations of MID’s real estate business are presented as continuing operations in our audited consolidated financial statements until August 29, 2003, the date of the MID distribution. Throughout this MD&A, reference is made to the impact of the MID distribution where relevant. In particular, for periods after the MID distribution, our gross margin is negatively impacted because the lease expense reported in cost of goods sold by our divisions is no longer being offset by intercompany lease revenue earned by MID. For the period from January 1, 2003 to August 29, 2003, MID recorded $64 million of intercompany lease revenue.

Average Foreign Exchange

	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.770	0.716	+	8%
1 euro equals U.S. dollars	1.245	1.132	+	10%
1 British pound equals U.S. dollars	1.834	1.635	+	12%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the year ended December 31, 2004 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

Sales

	2004	2003	Change

Vehicle Production Volumes (millions of units)
North America	15.732	15.864	-	1%
Europe	16.558	16.428	+	1%

Average Dollar Content per Vehicle
North America	$629	$529	+	19%
Europe	$556	$331	+	68%

Sales
North American Production	$9,897	$8,398	+	18%
European Production	4,764	3,817	+	25%
European Complete Vehicle Assembly	4,450	1,614	+	176%
Tooling, Engineering and Other	1,542	1,516	+	2%
Total Sales	$20,653	$15,345	+	35%

Total sales reached a record level, increasing 35% or $5.3 billion to $20.7 billion for 2004 compared to $15.3 billion for 2003.

North American Production Sales

North American production sales increased 18% or $1.5 billion to $9.9 billion for 2004 compared to $8.4 billion for 2003. This increase in production sales reflects a 19% increase in our North American average dollar content per vehicle over 2003, partially offset by a 1% decline in North American vehicle production volumes from 2003.

Our average dollar content per vehicle grew by 19% or $100 to $629 for 2004 compared to $529 for 2003. The increase relates primarily to the launch of new programs during or subsequent to the year ended December 31, 2003, acquisitions completed during 2004, including the acquisitions of the NVG business from DaimlerChrysler Corporation on September 29, 2004 (the “NVG acquisition”) and Davis Industries Inc. (“Davis”) in January 2004, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by the impact of lower content and/or production on certain programs and customer price concessions.

New programs launched during or subsequent to the year ended December 31, 2003 include the Chevrolet Equinox, the GMC Canyon and Chevrolet Colorado, the Ford Freestar and Mercury Monterey, the Ford F-Series pick-up trucks, the Chevrolet Malibu and the Dodge Durango. The programs that experienced lower production and/or content include the General Motors GMT800 program, the GMC Envoy and Chevrolet Trailblazer programs and the Ford Explorer and Mercury Mountaineer.

European Production and Complete Vehicle Assembly Sales

European production and complete vehicle assembly sales increased 70% or $3.8 billion to $9.2 billion for 2004 compared to $5.4 billion for 2003. This increase in sales reflects a 68% increase in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes over 2003.

Our average dollar content per vehicle grew by 68% to $556 for 2004 compared to $331 for 2003. The increase in content is primarily the result of the launch of the BMW X3 complete vehicle assembly program during the fourth quarter of 2003, higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar and the launch of the Saab 93 Convertible complete vehicle assembly program during the third quarter of 2003. These increases were partially offset by lower production on certain programs and customer price concessions.

The content growth related to our production programs is the result of programs launched during or subsequent to the year ended December 31, 2003, including the BMW X3, a program in which we have production content in addition to the assembly contract, the BMW 6-Series, the MINI Convertible as well as the Mercedes E-Class. The programs that experienced lower production volumes include the Volkswagen Transit, the MINI Cooper and the Smart City Coupe/Cabrio.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Tooling, Engineering and Other

Tooling, engineering and other sales were $1.5 billion for 2004, representing an increase of 2% or $26 million over 2003. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. Excluding the impact of foreign exchange, tooling sales decreased in 2004, reflecting the launch of many programs during the third and fourth quarters of 2003. In 2004, the major programs for which we recorded tooling, engineering and other sales were the Ford Fusion and Mercury Milan, the Ford Explorer, the Mercedes M-Class and the Mercedes Grand Sport Tourer programs, whereas in 2003, the major programs on which we recorded tooling, engineering and other sales included the BMW X3, the Saab 93 Convertible, the second and third row stow-in-floor seats for the Chrysler minivans, the Ford Freestar and the Ford Mustang.

Refer also to the sales discussion in “SEGMENTS” below.

Gross Margin

Gross margin increased 16% or $418 million to $3.0 billion for 2004 compared to $2.5 billion for 2003, primarily as a result of the increase in sales discussed above, partially offset by a reduction in our gross margin as a percentage of sales which decreased to 14.3% for 2004 compared to 16.5% for 2003. Gross margin as a percentage of sales was negatively impacted by: the launches of the BMW X3 and the Saab 93 Convertible at Magna Steyr; costs for new facilities; inefficiencies at Decoma, primarily at its Belplas, Prometall and Decotrim facilities in Europe; the MID distribution; a change in sales mix during 2004 to programs that operate at lower margins; the strengthening of the euro against the U.S. dollar; the NVG and Davis acquisitions; increased raw material prices; and customer price concessions. Partially offsetting these decreases were the positive impact of programs that launched during or subsequent to 2003, $29 million of non-cash income as a result of freezing Magna Donnelly’s defined benefit pension plans, since no further benefits will accrue under these plans, and improved performance and productivity at a number of divisions, including divisions of Magna Donnelly.

The launch of the BMW X3 and the Saab 93 Convertible impacted gross margin as a percent of sales since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see “Magna Steyr” discussion in “SEGMENTS” below). The MID distribution effectively added additional lease expense compared to 2003. The acquisitions of NVG and Davis negatively impacted our gross margin as a percent of sales because NVG and Davis currently operate at margins that are lower than the Magna average. The strengthening of the euro against the U.S. dollar impacts our gross margin percentage since proportionately more of our consolidated gross margin was earned in Europe during 2004 compared to 2003 and on average our European operations operate at margins that are currently lower than our consolidated average margin.

Depreciation and Amortization

Depreciation and amortization costs increased 18% or $92 million to $598 million for 2004 compared to $506 million for 2003. The increase in depreciation and amortization in 2004 was primarily due to an increase in assets employed in the business to support future growth, including acquisitions completed during the year, an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, and accelerated depreciation on certain program specific assets that will be going out of service earlier than originally planned. These increases in depreciation were partially offset by a reduction of depreciation as a result of the MID distribution.

Selling, General and Administrative (“SG&A”)

SG&A expenses as a percentage of sales decreased to 5.7% for 2004 compared to 6.6% for 2003 primarily as a result of the increase in complete vehicle assembly sales, as previously discussed above. SG&A expenses increased 18% or $179 million to $1.2 billion for 2004 compared to $1.0 billion for 2003. The increase in SG&A expenses relates primarily to: higher infrastructure costs to support the increase in sales levels, including spending to support launches; an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; increased SG&A spending as a result of acquisitions completed during or subsequent to 2003, including the NVG and Davis acquisitions; charges incurred with respect to the reorganization and closure of certain facilities in Europe; provisions recorded against the carrying value of certain of our assets; and an increase in compensation expense related to stock options. Specifically, during the first quarter of 2004, option agreements with certain of our former employees were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all the options that were granted prior to January 1, 2003.

Impairment Charges

In the fourth quarter, we completed our annual impairment review of goodwill. In conjunction with this analysis, and other indicators of impairment, we also assessed the recoverability of our long-lived assets at certain operations. As a result of this analysis, we have recorded impairment charges during 2004 amounting to $36 million. The 2004 impairment charges reflect a write-down of fixed assets at Decoma’s Anotech facility in Canada and a write-down of fixed assets at Decoma’s Prometall facility in Germany and Decotrim facility in Belgium. During 2003, we recorded impairment charges of $17 million, reflecting a write-down of fixed assets at Decoma’s Sybex facility in the United Kingdom and Decoform paint line in Germany. As a result of cumulative losses in Belgium, Germany and the United Kingdom, the impairment charges for operations in these countries have not been tax benefited.

These impairment charges reduced diluted earnings per Class A Subordinate Voting or Class B Share for 2004 and 2003 by $0.23 and $0.13, respectively.

Interest Income

Net interest income decreased 62% or $8 million to $5 million for 2004 compared to $13 million for 2003. The decrease in net interest income is primarily the result of additional interest expense that has been accreted on the senior unsecured zero-coupon notes that were issued in connection with the NVG acquisition.

Other Loss

During 2003, we recorded a $6 million non-cash impairment loss at the date of the MID distribution equal to the excess of our carrying value of certain real estate properties of MID over their fair values. The impairment evaluation was completed on an individual asset basis.

Income Taxes

Our effective income tax rate on operating income (excluding equity income and other loss) decreased to 34.9% for 2004 from 36.3% for 2003. In 2004 we benefited from a reduction in future income tax rates in Europe, which resulted in a future income tax recovery of $6 million, and during 2003 we recorded a future income tax charge of $10 million related to the increase in future income tax rates in Ontario, Canada. Excluding these items, the effective income tax rate was 35.4% for 2004 compared to 35.3% for 2003. The decrease in the effective income tax rate is primarily the result of tax settlements in certain jurisdictions, partially offset by a one-time charge to compensation expense of $12 million (see above) and increased impairment charges (see above), the full benefits of which have not been tax affected.

Minority Interest

	Net income		Minority
	for the year ended		interest as at
	December 31,		December 31,
	2004	2003	2004	2003

Decoma	$28	$76	27%	26%
Intier	133	62	15%	13%
Tesma	78	74	56%	56%
	$239	$212

Minority interest expense decreased by 8% or $6 million to $66 million for 2004 compared to $72 million for 2003. The decrease in minority interest expense is primarily due to lower earnings at Decoma, partially offset by higher earnings at Intier and Tesma and a higher minority interest percentage at Intier. Please refer to “SEGMENTS” discussion below for a more detailed analysis of the change in earnings at each of Decoma, Intier and Tesma.

Net Income from Continuing Operations

For 2004, net income from continuing operations increased by 18% or $105 million to $692 million for 2004 compared to $587 million for 2003. Included in net income from continuing operations are the following items which have been described above:

	2004	2003	Change

Impairment charges (net of minority interest and taxes)	$22	$13
Other loss	—	6
Future income tax charge (recovery) related to tax rate changes	(6)	10
	$16	$29	$(13)

Excluding these items, net income from continuing operations increased by $92 million as a result of increases in gross margin of $418 million and a $2 million decrease in minority interest expense, partially offset by increases in SG&A spending, depreciation and amortization and income taxes of $179 million, $92 million, and $47 million, respectively, and decreases in net interest income and equity income of $8 million and $2 million, respectively.

Net Loss from Discontinued Operations — MEC

The net loss from discontinued operations of $67 million for 2003 consists of the results of our former controlling interest in MEC. Included in the 2003 net loss is a $68 million non-cash impairment loss recorded at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID’s controlling interest in MEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Earnings per Share

	2004	2003	Change

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$7.17	$5.91	+21%
Diluted	$7.13	$5.89	+21%

Earnings per Class A Subordinate Voting or Class B Share
Basic	$7.17	$5.21	+38%
Diluted	$7.13	$5.19	+37%

Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	96.7	95.9	+1%
Diluted	97.3	96.3	+1%

Diluted earnings per share from continuing operations increased 21% or $1.24 to $7.13 for 2004 compared to $5.89 for 2003. The change in impairment charges, other loss and future income tax charge (recovery) discussed above accounted for a $0.12 reduction in diluted earnings per share from continuing operations from the prior year. Also affecting diluted earnings per share from continuing operations was an $18 million foreign exchange gain on redemption of our preferred securities during 2004 recorded directly in retained earnings. In accordance with the recommendations of the CICA, the foreign exchange gain of $18 million has been recorded as income available to Class A Subordinate Voting or Class B Shareholders and is also included in the earnings per share calculations. The foreign exchange gain had a positive impact on diluted earnings per share of $0.18 in 2004.

Excluding these items, the remaining $1.18 increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations, offset in part by an increase in the weighted average number of shares outstanding during the year, substantiallyas a result of the exercise of stock options to acquire Class A Subordinate Voting Shares.

Return on Funds Employed

An important financial ratio that we use across all of our operating units to measure the effectiveness of capital employed is return on funds employed. Return on funds employed from continuing operations (“ROFE”) is defined as EBIT divided by the average funds employed for the past year. EBIT is defined as operating income from continuing operations as presented on our audited consolidated financial statements before interest income or expense. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities from continuing operations. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

ROFE for 2004 was 22.7%, an increase from 19.6% for 2003. The increase in ROFE can be attributed to increased earnings on programs that launched during or subsequent to 2003, including the launches at Magna Steyr and Intier, the impact of the MID distribution because MID generated ROFE below our consolidated average ROFE, the $29 million of non-cash income recorded as a result of freezing Magna Donnelly’s defined benefit pension plans and operational improvements at Magna Donnelly, partially offset by costs incurred for new facilities, inefficiencies at certain Decoma divisions, including the increase in non-cash impairment charges discussedabove, and costs incurred at Cosma for new facilities in preparation for upcoming launches.

Launching programs requires infrastructure costs in advance of revenues and profits which reduces our consolidated average ROFE, both in terms of increasing our funds employed as investments are made in capital and in terms of increasing expenses that cannot be capitalized. The most significant programs that launched during or subsequent to 2003 include the BMW X3 and Saab 93 Convertible complete vehicle assembly programs and a number of launches at Intier including the Chevrolet Cobalt and the Pontiac Pursuit, the Cadillac STS, the Mercury Mariner, the Chevrolet Equinox, and the second and third row stow-in-floor seats for the Chrysler minivans, all of which contributed to the increase in our 2004 ROFE. In 2004, we continued to invest in new and existing production facilities to support our continued growth, including: a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion and Mercury Milan; a new fascia moulding and paint facility in Georgia and an expansion of our Class A stamping facility in South Carolina, both to support the launch of the Mercedes M-Class; and a new frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pick-up truck.

SEGMENTS

Refer to note 29 of our 2004 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

	2004		2003
	Total		Total
	Sales	EBIT	Sales	EBIT

Public Operations
Decoma International Inc.	$2,759	$79	$2,426	$161
Intier Automotive Inc.	5,487	231	4,654	136
Tesma International Inc.	1,377	111	1,102	110

Wholly Owned Operations
Magna Steyr	6,172	206	2,719	49
Other Automotive Operations	5,024	436	4,591	444

Corporate and Other (i)	(166)	88	(147)	125
	$20,653	$1,151	$15,345	$1,025

(i) Included in Corporate and Other are intercompany fees, MID rent income prior to August 29, 2003 only, and intercompany sales eliminations.

The sales amounts in the following segmented discussion are before intersegment eliminations.

Decoma International Inc.

Sales

Decoma’s sales increased by $333 million or 14% to $2.8 billion for 2004 compared to $2.4 billion for 2003. The increase in sales is primarily the result of an increase in Decoma’s North American and European average dollar content per vehicle, combined with a 1% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes.

In North America, the increase in Decoma’s dollar content per vehicle was primarily attributable to the strengthening of the Canadian dollar against the U.S. dollar. In addition, increased content and/or production on several programs, related principally to the launch of new programs during or subsequent to 2003, and a full year’s sales from the Federal Mogul Lighting acquisition completed in 2003, added to content. These increases were partially offset by the end of production on the Ford Windstar program, customer price concessions, and lower volumes on certain high content light truck programs.

The programs launched during or subsequent to 2003 include the Chrysler 300/300C and Dodge Magnum programs, replacing the Chrysler LH platform which ended production in the third quarter of 2003, the Chevrolet Malibu, the Cadillac SRX, the Chevrolet Equinox, the Ford Freestyle, Five Hundred and Montego, and the Jeep Grand Cherokee programs.

In Europe, Decoma’s content per vehicle growth was attributable to the ramp-up of sales at new facilities, program launches and the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar, partially offset by increased customer price concessions.

The ramp-up of sales at new facilities include: the launch of the Volkswagen Golf fascia and front end module program in the fourth quarter of 2003; the launch of the Mercedes A-Class fascia and front end module program in the third quarter of 2004; the ramp-up of the Volkswagen Transit Van fascia and front end module program; the launch of the Volkswagen City Car fascia and front end module program; and the launch of various Porsche, Audi and other Mercedes programs.

EBIT

Decoma’s EBIT decreased 51% or $82 million to $79 million for 2004 compared to $161 million for 2003. This decrease includes the impact of $36 million of impairment charges at Anotech, Prometall and Decotrim in 2004 that exceeded the $17 million of impairment charges at Decoform and Sybex in 2003. Excluding the impairment charges, the $63 million decrease in EBIT is primarily the result of increased losses associated with Decoma’s new European paint line at Belplas, including costs of unutilized capacity, performance issues, program launch costs, and pricing issues on certain of its programs, and significant losses incurred at Decotrim and Prometall which overshadowed additional contributions from new program launches and improvements elsewhere in Europe. In North America, Decoma earned lower gross margins as a result of increased operating losses at its Anotech anodizing facility and at Co-ex-tec as a result of sealing program development and launch costs, increased spending for upcoming launches and new facilities, as well as increased customer price concessions and raw material costs. Also contributing to the decrease in EBIT was higher depreciation due to increased capital employed in the business, which was partially offset by a reduction in depreciation as a result of the impairment charges recorded in the fourth quarter of 2003, and higher SG&A costs to support the higher sales levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Intier Automotive Inc.

Sales

Intier’s sales increased by 18% or $833 million to $5.5 billion for 2004 compared to $4.7 billion for 2003. The increase in sales reflects increases in Intier’s average dollar content per vehicle in both North America and Europe combined with a 1% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes and a $105 million decrease in tooling, engineering and other sales as a result of a lower number of new product launches during 2004 as compared to 2003.

In North America, the increase in Intier’s average dollar content per vehicle related primarily to new product launches during or subsequent to 2003, and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions. The programs that launched during or subsequent to 2003 include: the complete seats for the Chevrolet Cobalt and the Pontiac Pursuit; the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow-in-floor seats for the Chrysler minivans; the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu; and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

In Europe, the increase in Intier’s average dollar content per vehicle related primarily to increases in Intier’s reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar and new products launched during or subsequent to 2003 including: the door panels for the BMW 1-Series; the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class; a modular side door latch for a number of Audi programs; the instrument panel, console, door panels and other interior trim for the BMW 6-Series; the cargo management and other interior trim for the BMW X3; and the complete seats for the Volkswagen Caddy.

EBIT

Intier’s EBIT increased 70% or $95 million to $231 million for 2004 compared to $136 million for 2003. This increase is primarily the result of additional gross margin earned as a result of increased sales from product launches, lower launch costs associated with new products and facilities as compared to 2003, and operating improvements at certain facilities. These increases in EBIT were partially offset by increased customer price concessions, increased raw material prices, charges incurred with respect to the reorganization and closure of certain facilities in Europe, increased SG&A spending, including higher incentive compensation costs as a result of the increase in profits, increased affiliation fees associated with the increase in sales, and increased depreciation and amortization expenses resulting from the continued investment in capital.

Tesma International Inc.

Sales

Tesma’s sales increased by 25% or $275 million to $1.4 billion for 2004 compared to $1.1 billion for 2003. The increase in sales reflects an increase in Tesma’s average dollar content per vehicle in both North America and Europe combined with a 1% increase in European vehicle production volumes, partially offset by a 1% reduction in North American vehicle production volumes. Also contributing to the increase in Tesma’s sales was an increase in tooling and other sales in preparation for upcoming program launches including a front cover and water pump assembly for General Motors’ 3.9L High Value V6 engine, cam covers for General Motors’ Line 6 engine program and transmission components associated with 6-speed transmissions to be launched by General Motors and Ford.

In North America, Tesma’s content per vehicle increased primarily due to the Davis acquisition, the strengthening of the Canadian dollar against the U.S. dollar, and new program launches and program volume increases in all of Tesma’s key product areas. These increases were largely offset by lower vehicle production volumes on certain high content General Motors’ engine programs and customer price concessions.

The new program launches and program volume increases for engine and transmission related programs include: volume increases on the integrated front covers for General Motors’ High Feature V6 engine; the launch of crankshaft seals for General Motors’ 3.8L engine and oil pans for their Line 4 engine; increased volumes of tensioner assemblies supplied to Volkswagen and various Ford truck programs; increased shipments of balance shaft assemblies for the General Motors Line 4 and Line 5 engine programs; increased volumes on the oil pump for Ford’s 5R110 transmission; volume increases on takeover business of die-cast and machined transmission components and assemblies for various General Motors’ light vehicles; the launch of various stamped components included in 6-speed and continuously variable transmission applications for Ford. In addition, the launches and program volume increases for fuel related programs include the launch of stainless steel fuel tank assemblies for the Chrysler JR platform, and launches and program volume increases for filler pipe assemblies for the Dodge Durango, Chrysler Sebring, Dodge Stratus, Chrysler 300/300C and Saturn Vue vehicles.

In Europe, the increase in content per vehicle was a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, launches during or subsequent to 2003, volume increases on certain other programs and increased sales of service and aftermarket parts. The programs that launched or experienced volume growth included the launch of fuel filler pipe assemblies for Ford’s high volume C1 (Focus) program in 2003, the launch of the stainless steel fuel tank assembly for Audi’s D3 platform, the launch of water pumps to Fiat and stronger sales of tensioners and brackets to European customers. These increases were partially offset by lower volumes for the stainless steel fuel tank assemblies for the Volvo P2X program and lower volumes for the stainless steel fuel tank assemblies for the Volkswagen Beetle program for which production was suspended until later in 2005.

EBIT

Tesma’s EBIT increased by 1% or $1 million to $111 million for 2004 compared to $110 million for 2003. The increase in EBIT is primarily the result of higher gross margin generated on increased sales, however, not to the degree that would have been expected due to significant volume reductions on certain high content General Motors’ engine programs that negatively impacted capacity utilization at certain North American facilities. This increase in EBIT was offset by increased raw material prices, operating inefficiencies at one of the Davis facilities acquired at the beginning of 2004 and expedited freight and other costs associated with troubled suppliers incurred to maintain uninterrupted supply to customers. In addition, continued customer price concessions, increased costs associated with the start of production at new European and Chinese facilities, higher SG&A and depreciation and amortization as a result of the acquisition of Davis, higher SG&A spending in support of higher growth and sales activities, higher depreciation charges as a result of continuing investment in capital assets, accelerated depreciation on assets dedicated to the production of water pumps for a program which is expected to end production sooner than originally expected and higher affiliation fees all negatively impacted EBIT in comparison to the prior year.

Magna Steyr

Sales

Magna Steyr’s sales increased by 127% or $3.5 billion to $6.2 billion for 2004 compared to $2.7 billion for 2003. The increase in sales was due to an increase in complete vehicle assembly sales, including the launch of the BMW X3 program in 2003, an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, the NVG acquisition on September 29, 2004, and an increase in production sales.

Magna Steyr’s vehicle assembly volumes for 2004 and 2003 were as follows:

Vehicle Assembly Volumes (Units)	2004	2003	Change

Full-Costed	163,169	49,274	+	231%
Value-Added	64,075	69,533	-	8%
	227,244	118,807	+	91%

The terms of Magna Steyr’s various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. During 2004, Magna Steyr assembled the BMW X3, Mercedes E-Class 4MATIC, the Saab 93 Convertible and the Mercedes G-Class on a full-cost basis, and the Chrysler Voyager and the Jeep Grand Cherokee on a value-added basis. During 2003, Magna Steyr also assembled the Mercedes E-Class 4X2 on a full-cost basis.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its assembly sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr’s levels of assembly sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total assembly sales and, because purchased components are included in cost of sales, profitability as a percentage of total assembly sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total assembly sales and increasing profitability as a percentage of total assembly sales.

The increase in complete vehicle assembly sales reflects the launch of the BMW X3 program in the fourth quarter of 2003 and the Saab 93 Convertible program in the third quarter of 2003, an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, and an increase in Mercedes E-Class vehicle production which represents an increase in 4MATIC vehicles partially offset by the end of productionin 2003 of 4X2 vehicles. These production increases were partially offset by a decrease in Jeep Grand Cherokee production.

The increase in production sales was a result of the launch of the BMW X3 and the Saab 93 Convertible programs during 2003, the NVG acquisition, and an increase in volumes for the BMW X5 program. In addition to assembling the complete vehicle for the BMW X3 and the Saab 93 Convertible, we also produce parts for these programs in both our Magna Steyr operations and our Magna Drivetrain operations.

EBIT

Magna Steyr’s EBIT increased by 320% or $157 million to $206 million for 2004 compared to $49 million for 2003. The increase in EBIT is a result of the launch of several new programs during 2003, including the BMW X3 assembly program, higher volumes and improved efficiencies at a production facility that supplies parts to the assembly operations, improved productivity and efficiencies at our European Drivetrain operations, an increase in reported U.S. dollar EBIT due to the strengthening of the euro against the U.S. dollar, a one-time payment received in 2004 from a customer relating to 2003 production, the NVG acquisition, and improved performance for the Mercedes E-Class assembly program and Mercedes S, E and C-Class sequencing program that were both incurring launch costs and other inefficiencies during 2003. These increases in EBIT were partially offset by planning, engineering and start-up costs at our North American Drivetrain operations associated with the contract to develop and produce transfer cases for the General Motors full-size pick-ups and sport utilities program, increased steel prices and higher affiliation fees associated with the increase in sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Other Automotive Operations

Sales

Our Other Automotive Operations’ sales increased by 9% or $433 million to $5.0 billion for 2004 compared to $4.6 billion for 2003. The increase in sales reflects increases in the segment’s North American and European average content per vehicle, combined with a 1% increase in European vehicle production volumes, offset in part by a 1% reduction in North American vehicle production volumes. Also contributing to the increase in sales was an increase in tooling and other sales in North America primarily related to tooling for frames for the new Ford Explorer program.

In North America, the increase in content was primarily the result of: an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; acquisitions completed during or subsequent to 2003, including the acquisition of a stamping facility in Mexico; the launch of new programs during or subsequent to 2003, including the Ford Freestar, the Chrysler 300/300C and Dodge Magnum, the Ford Mustang, and the Dodge Durango; and increased production for General Motors’ OnStar interior mirrors. These increases were partially offset by lower volumes on certain programs, including the General Motors GMT800 program and the GMC Envoy and Chevrolet Trailblazer programs, and customer price concessions.

In Europe, the increase in average content per vehicle was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar and the launch of a mirror program for the Mercedes A-Class and ultra high strength steel front bumpers for the Volkswagen Golf and increased production of the rear cradle assembly for the Volvo XC90 and ultra high strength steel front bumpers and increased assembly of Class A side panels for the Volkswagen Touareg and the Porsche Cayenne, partially offset by customer price concessions.

EBIT

Our Other Automotive Operations’ EBIT decreased 2% or $8 million to $436 million for 2004 compared to $444 million for 2003. The decrease in EBIT is primarily the result of: lower gross margin as a result of the decrease in volumes on the General Motors GMT800 program; customer price concessions; costs incurred to support new facilities, including a new stamping facility in Sonora, Mexico to support the launch of the Ford Fusion and Mercury Milan in Hermosillo, and a frame facility in Kentucky for the new Ford Explorer and F-Series Super Duty pick-up truck; increased steel prices; accelerated depreciation on program specific assets that will be going out of service sooner than originally expected; an increase in costs at certain underperforming divisions; and an increase in affiliation and other fees primarily associated with the increase in sales. These decreases were partially offset by operational improvements at Magna Donnelly, including $29 million of non-cash income as a result of freezing Magna Donnelly’s defined benefit pension plans, since no further benefits will accrue under these plans, (see note 19 to the audited consolidated financial statements), increased EBIT from facilities that launched during or subsequent to 2003 and increased scrap steel revenues.

Corporate and Other

Corporate and Other EBIT decreased 30% or $37 million to $88 million for 2004 compared to $125 million for 2003. The decrease in EBIT is primarily a result of the MID distribution, additional stock-based compensation, and provisions recorded against the carrying value of certain of our assets. These decreases in EBIT were partially offset by additional affiliation and other fee income earned primarily as a result of higher sales.

As discussed above, the MID distribution had the effect of reducing intercompany rent income as intercompany lease revenue earned by MID is no longer consolidated in our results after August 29, 2003. During 2003, MID recognized $64 million of intercompany revenues. During the first quarter of 2004, stock option agreements with certain of our former employees were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2004	2003	Change

Net income from continuing operations	$692	$587
Items not involving current cash flows	809	701
	1,501	1,288	$213
Changes in non-cash operating assets and liabilities	(95)	(72)
Cash provided from operating activities	$1,406	$1,216	$190

Overall, cash provided from operating activities increased 16% or $190 million to $1.4 billion for 2004 compared to $1.2 billion for 2003. For details of the items not involving current cash flows and changes in non-cash operating assets and liabilities refer to note 10 of our audited consolidated financial statements.

Cash flow from operations before changes in non-cash operating assets and liabilities increased 17% or $213 million to $1.5 billion for 2004 compared to $1.3 billion for 2003. The $213 million increase was a result of the $105 million increase in net income from continuing operations as described above and a $108 million increase in non-cash items, including a $92 million increase in depreciation and amortization, a $19 million increase in non-cash impairment charges recorded in Decoma as described above, a $16 million increase in future taxes and non-cash portion of current taxes, and a $2 million decrease in equity income. These increases were partially offset by a $15 million decrease in other non-cash charges, and a $6 million decrease in minority interest.

Cash invested in non-cash operating assets and liabilities for 2004 amounted to $95 million, which was primarily attributable to a $313 million increase in accounts receivable and an $82 million increase in inventory, partially offset by a $298 million increase in accounts payable, accrued salaries and wages and other accrued liabilities. The increase in accounts receivable is a result of the increase in sales discussed above, as well as the timing of cash receipts. The increase in inventory is primarily as a result of new tooling programs for upcoming launches as well as to support the increase in sales discussed above. The increase in accounts payable is primarily a result of the investment being made in new facilities and programs as discussed above, and as a result of the increase in inventory necessary to support the increase in sales.

Also included in the cash invested in non-cash operating assets and liabilities was a $21 million decrease in prepaid expenses offset by an $11 million decrease in income taxes payable and an $8 million decrease in deferred revenues.

Capital and Investment Spending

	2004	2003	Change

Fixed assets	$(859)	$(801)
Other assets	(81)	(210)
Investments	4	—
Fixed assets, investments and other additions	(936)	(1,011)
Purchases of subsidiaries	(417)	(41)
Proceeds from disposals	79	50
Cash used in investing activities	$(1,274)	$(1,002)	$(272)

We invested $859 million in fixed assets in 2004 compared to $801 million in 2003. While investments were made in both years to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs launching in future years. Included in the 2004 investment in fixed assets was $46 million for construction of a new facility to support the frame programs for the Ford Explorer and F-Series Super Duty pick-up truck. In December 2004 we entered into a sale-leaseback transaction with MID for this facility (see “RELATED PARTIES” below).

In North America, the major programs that launched in 2004 or will be launching for which we invested capital in 2004 were: the Ford Explorer and Mercury Mountaineer; the Chrysler 300/300C and Dodge Magnum; the Chrysler Minivan programs; the General Motors next generation full-size pick-up and sport utilities platform; the Dodge Dakota; the Mercedes M-Class; and the Ford Fusion and Mercury Milan. In Europe, the major programs that launched in 2004 or will be launching for which we invested capital were: the Audi A6; the MINI Convertible; the Mercedes A-Class; the Jeep Grand Cherokee; the Volkswagen Toledo; and the Volkswagen Passat.

The major programs that launched in 2003 or 2004 for which we invested capital in 2003 were: the Dodge Magnum, Chevrolet Equinox, Chevrolet Cobalt, Pontiac Pursuit, Ford Freestar and Mercedes M-Class in North America; and the Mercedes A-Class, MINI Convertible, BMW X3, Saab 93 Convertible, Audi A6 and Volkswagen Golf in Europe.

We also invested $81 million in other assets in 2004, compared to a $210 million investment in other assets in 2003. The $81 million investment in other assets in 2004 includes $19 million of capitalized tooling primarily related to the MINI program, $13 million of long-term tooling receivables for various other programs and $12 million of capitalized engineering costs primarily related to the transfer cases for the BMW X3 and X5 and the Mercedes S, E and C-Class Motor Adaptation programs, and $37 million of other capitalized costs. The $210 million investment in other assets in 2003 represents a $45 million payment made in escrow for the purchase of Davis, $117 million invested in other assets including planning costs for the Saab 93 Convertible and BMW X3 programs at Magna Steyr and additional spending of $48 million of long-term tooling receivables primarily related to the Mercedes M-Class tooling program.

As described in the “HIGHLIGHTS” section above, we acquired NVG during the third quarter of 2004. The cash portion of the purchase price, net of $3 million of cash acquired, amounted to $348 million. We also completed a number of small acquisitions during the year which include a number of manufacturing facilities and engineering centres. The cash portion of these acquisitions amounted to $69 million.

For 2004, proceeds from disposals were $79 million, which includes the $46 million received from MID related to the sale-leaseback transaction discussed above, while proceeds from disposals were $50 million in 2003. Excluding the proceeds from MID, the remaining proceeds relate to normal course fixed and other asset disposals.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Financing

	2004	2003	Change

Issues of debt	$293	$115
Repayments of debt	(110)	(42)
Redemption of Preferred Securities	(300)	—
Preferred Securities distributions	(19)	(26)
Repayments of debentures’ interest obligation	(6)	(6)
Issue of subordinated debentures by subsidiary	—	66
Issues of Class A Subordinate Voting Shares	26	42
Issues of shares by subsidiaries	25	16
Dividends paid to minority interests	(22)	(16)
Dividends	(142)	(147)
Cash provided from (used in) financing activities	$(255)	$2	$(257)

The issues of debt consist primarily of the issuance, in connection with the NVG acquisition, of five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn $365 million ($287 million on issue date). On January 5, 2005, the first series, representing Cdn $55 million, was repaid. The issues of debt in 2003 are primarily the result of borrowings from a customer’s finance subsidiary. These borrowings, which totalled approximately $80 million during 2003, were advanced to Magna Steyr to partially cover the planning costs that were incurred related to recently launched assembly programs (see “Capital and Investment Spending” above).

The repayments of debt in 2004 include additional government debt repayments made by Magna Steyr and a reduction of bank indebtedness at Tesma, in addition to ordinary course term debt payments (see “Contractual Obligations and Off-Balance Sheet Financing” below). The repayments of debt in 2003 reflect ordinary course term debt payments.

During September 2004, we redeemed all of the outstanding Preferred Securities for $300 million in cash.

In March 2003, Decoma issued Cdn $100 million of 6.5% convertible unsecured subordinated debentures, which mature on March 31, 2010.

During 2004, we issued $26 million in Class A Subordinate Voting Shares on the exercise of stock options compared to $42 million during 2003.

The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $15 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan. The issue of shares by our subsidiaries in 2003 is comprised primarily of the issue of $5 million of Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan.

Cash dividends paid during 2004 were $1.48 per Class A Subordinate Voting or Class B Share, aggregating $142 million which reflects an increase in cash dividends paid over the $128 million paid in 2003. Our Board of Directors raised our quarterly dividend in respect of the first quarter of 2004 to $0.38 per share, representing a 12% increase over the prior quarter. Dividends in 2003 also included $19 million with respect to the MID distribution, which represents the amount of cash held by MID as at August 29, 2003.

Financing Resources

	2004	2003	Change

Liabilities
Bank indebtedness	$136	$298
Long-term debt due within one year	84	35
Long-term debt	768	267
Debentures’ interest obligation	38	41
Minority interest	702	613
	1,728	1,254	$474
Shareholders’ equity	5,442	4,918	524
Total capitalization	$7,170	$6,172	$998

Total capitalization increased by 16% or $998 million to $7.2 billion for 2004 as compared to $6.2 billion for 2003.

Liabilities increased 38% or $474 million primarily as a result of the issuance of senior unsecured zero-coupon notes in connection with the NVG acquisition as described above, and an increase in minority interest. The reduction in bank indebtedness occurred as a result of Decoma replacing its $300 million 364 day revolving credit facility with a $400 million three-year term facility which resulted in approximately $215 million being recorded as long-term debt in 2004, which reflects the new maturity date of this debt. Also during the third quarter of 2004, Intier renewed its $365 million unsecured, revolving term credit facility and added a €100 million tranche. Excluding the Decoma reclass and the senior unsecured zero-coupon notes, long-term debt decreased as a result of periodic payments on long-term debt, combined with a $57 million government debt repayment by Magna Steyr.

The increase in shareholders’ equity occurred despite the redemption for cash of the Preferred Securities as described above. Excluding the redemption, the remaining increase in equity is a result of net income earned during the year and an increase in the currency translation adjustment, partially offset by dividends paid to Class A Subordinate Voting and Class B Shareholders.

During 2004, our cash resources remained unchanged at $1.5 billion. In addition to our cash resources, we had unused and available term lines of credit of $913 million and operating lines of credit of $97 million. Of such amounts, our wholly owned operations had cash of $938 million and unused and available term credit facilities of $266 million at December 31, 2004, while our publicly traded operations had cash of $581 million and unused and available operating and term credit facilities of $744 million at December 31, 2004.

In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn $100 million. As at December 31, 2004, Cdn $21 million had been advanced to tooling suppliers under this facility whereas at December 31, 2003, Cdn $57 million had been advanced to tooling suppliers. This amount is included in accounts payable on our consolidated balance sheet.

Maximum Number of Shares Issuable

As of January 31, 2005, we had the following issued and outstanding securities:

Class A Subordinate Voting Shares	95,850,377
Class B Shares (i)	1,093,983
Stock options (ii)	3,656,876

(i)  Each Class B Share is convertible at the option of the holder, at any time, into one Class A Subordinate Voting Share.

(ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to our 1987 Incentive Stock Option Plan, as amended.

The above amounts exclude any Class A Subordinate Voting Shares issuable pursuant to the proposed privatization transactions of Tesma, Decoma and Intier (see “SUBSEQUENT EVENTS” below), and also excludes Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the €100 million of 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2004, we had contractual obligations requiring annual payments as follows:

	Less than	1 - 3	4 - 5	After
	1 year	years	years	5 years	Total

Operating leases with MID	$148	$296	$284	$981	$1,709
Operating leases with third parties	137	219	155	140	651
Long-term debt	84	397	223	148	852
Decoma 6.5% Subordinated Debentures	—	—	—	83	83
7.08% Subordinated Debentures	—	—	135	—	135
Access Fees (i)	8	15	15	30	68
Purchase obligations (ii)
Total contractual obligations	$377	$927	$812	$1,382	$3,498

(i)  See “RELATED PARTIES” section below.

(ii) We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

In addition to the above commitments, we also have commitments with respect to the proposed privatization transactions as described in the “SUBSEQUENT EVENTS” section below.

Our obligations with respect to employee future benefit plans, which have been actuarially determined, were $214 million at December 31, 2004. These obligations are broken down as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$195	$74	$151	$420
Less plan assets	158	—	—	158
Unfunded amount	37	74	151	262
Unrecognized past service costs and actuarial losses	8	26	14	48
Amount recognized in other long-term liabilities	$29	$48	$137	$214

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Total operating lease payments for these facilities totalled $128 million for 2004. Operating lease commitments in 2005 for facilities leased from MID and third parties are expected to total $148 million and $75 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (subject to certain caps).

Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures, other than for new equipment.

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totalled $63 million for 2004, and are expected to total $62 million in 2005.

Although our consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced, resulting in lease commitments being sustained at current levels, or we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in Other Assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $85 million since we have a legal right of set-off of its long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

Foreign Currency Activities

Our North American operations negotiate sales contracts with North American OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with European OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could affect our results of operations (as discussed throughout this MD&A).

Refer to note 24 (a) to the audited consolidated financial statements for a description of our foreign exchange contracts.

RELATED PARTIES

Mr. Stronach, the Chairman of our Board and Interim Chief Executive Officer, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 66% of Magna’s Class B Shares and also controls MID through the right to direct the votes attaching to 66% of MID’s Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2004 and the period from August 29, 2003 to December 31, 2003 was $128 million and $38 million, respectively. Prior to the MID distribution on August 29, 2003, lease expense paid to MID was eliminated on consolidation. Included in accounts payable at December 31, 2004 and December 31, 2003 are trade amounts owing to MID and its subsidiaries in the amount of $1 million and $21 million, respectively.

During 2004, MID provided project management services to us in connection with the construction of a new plant in Kentucky. In December 2004, the land and building for this plant were sold to MID for $46 million and the assumption of related development liabilities of $12 million, representing our cost of these assets. The land and building have been leased back under a 17-year operating lease.

We have agreements with affiliates of the Chairman of our Board and Interim Chief Executive Officer for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of our Board and Interim Chief Executive Officer for the provision of business development and other services. The aggregate amount expensed under these agreements was $40 million and $36 million in 2004 and 2003, respectively.

Certain trusts exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Plan or to recipients of either bonuses or rights to purchase such shares from the trusts. During 2004 and 2003, these trusts borrowed up to $29 million from us to facilitate the purchase of our Class A Subordinate Voting Shares. At December 31, 2004 and December 31, 2003, the trusts’ indebtedness to us was $26 million and $18 million, respectively.

Investments include $2 million at December 31, 2004 and December 31, 2003, at cost, in respect of an investment in a company that was established to acquire our shares for sale to employees.

During the year ended December 31, 2004, we renewed our agreements with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria. These agreements provide for annual payments to MEC of Cdn $5.0 million and €2.5 million, respectively, for a period of 10 years ending December 31, 2014. The expense included in the consolidated statements of income with respect to these agreements for the year ended December 31, 2004 and for the period from August 29, 2003 to December 31, 2003 was $7 million and $2 million, respectively.

SUBSEQUENT EVENTS

On October 25, 2004, we announced that we had made separate proposals to the respective boards of directors of Intier, Decoma and Tesma, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by us. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including a majority of votes cast by holders other than us and our affiliates and other insiders. Refer to “HIGHLIGHTS” section above for our rationale for these transactions.

[a]   Tesma

On February 1, 2005, Tesma’s shareholders approved a plan of arrangement that became effective on February 6, 2005. Under the terms of the arrangement agreement, shareholders of Tesma received 0.44 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder of Tesma, cash.

Based on the volume-weighted average trading price (“VWAP”) of Magna’s Class A Subordinate Voting Shares on the TSX over the five trading days ended February 4, 2005, the purchase price for the outstanding Class A Subordinate Voting Shares of Tesma not owned by us was approximately Cdn $759 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting shares and cash of approximately Cdn $128 million.

[b]   Decoma

On February 28, 2005, Decoma’s shareholders approved a plan of arrangement, which is expected to become effective on March 6, 2005. Under the terms of the arrangement agreement, shareholders of Decoma will receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder of Decoma, cash. The aggregate cash payable to all electing Decoma shareholders is capped at Cdn $150 million.

Based on the closing price of Magna’s Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Decoma not owned by us is approximately Cdn $297 million, with the split between cash and shares currently not final. If all shareholders of Decoma elected to receive Class A Subordinate Voting Shares, a maximum of 3.3 million Magna Class A Subordinate Voting Shares would be issued.

When the plan of arrangement becomes effective, Decoma will amalgamate with Magna. Decoma’s credit facility requires the consent of the lenders participating in the Decoma facility. Consent of the lenders in the facility is currently in the process of being obtained and it is anticipated that such consent will be obtained in advance of the amalgamation date. Regardless of whether consent is obtained, Magna plans to repay all the outstanding debt under this facility within 30 days of the amalgamation being completed. At December 31, 2004, long-term debt includes $215 million related to this facility.

[c]   Intier

On February 9, 2005, we jointly announced with Intier that we had entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether we would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by us.

Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash. The aggregate cash payable to all electing Intier shareholders in the proposed transaction is capped at Cdn $125 million.

Intier expects to hold a special meeting on March 30, 2005 and we expect that the arrangement, if approved by Intier’s shareholders and by an Ontario court, will become effective on April 3, 2005.

Based on the closing price of Magna’s Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Intier not owned by us is approximately Cdn $281 million. If all shareholders of Intier elected to receive Class A Subordinate Voting Shares, a maximum of 3.1 million Magna Class A Subordinate Voting Shares would be issued.

In addition to the purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by us, we will assume responsibility for the outstanding stock option agreements of Intier, Decoma and Tesma. If outstanding stock options were exercised, a maximum of 2.5 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn $56 per share. The Cdn $100 million of Decoma convertible debentures will also be modified to become convertible into Magna Class A Subordinate Voting Shares at a fixed conversion price of Cdn $91.19 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon the audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. Note 30 to our audited consolidated financial statements sets out the material differences between Canadian and U.S. GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]   Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

In the case of Magna Steyr, such multiple element arrangements with OEMs also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, Magna Steyr generally sells the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities. Magna Steyr also provides similar engineering services to OEMs on a stand-alone basis where Magna Steyr does not provide subsequent assembly or production activities.

During the year, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on our revenue or net income for the year ended December 31, 2004. Based on the typical terms and process for the negotiation of separately priced tooling contracts, we anticipate that substantially all such tooling contracts will continue to be accounted for as separate revenue elements. Because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, each arrangement will have to be evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If, in particular circumstances, the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities would be deferred and amortized on a gross basis over the subsequent production or assembly program.

Revenues from engineering services and tooling contracts that qualify as separate revenue elements are recognized substantially on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

Revenues and cost of sales from separately priced tooling and engineering service contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering service and tooling contracts have been recorded on a gross basis. As reported above, the reporting of sales and cost of sales for Magna Steyr’s vehicle assembly contracts is affected by the contractual terms of the arrangement.

For U.S. GAAP purposes, we adopted EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonizes our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

[b]   Contracts to Provide Vehicle Modules

Modularization, where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant, is a growing trend in the automotive industry. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of: primary responsibility for providing the module to the OEM; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; exposure to credit risk on the sale of the module to the OEM; and other factors.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancelable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other Assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill, Intangibles and Other Long-lived Assets

Goodwill and indefinite life intangibles are subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit or indefinite life intangible below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the audited consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill, intangible and other long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported on our consolidated balance sheet.

Future Income Tax Assets

At December 31, 2004, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $84 million and $111 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to our Austrian, U.S. and Mexican operations.

We evaluate quarterly the realizability of our future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

At December 31, 2004, we had gross income tax loss carryforwards of approximately $554 million, which relate to operations in the United Kingdom, Belgium, Germany, Italy, Spain and Poland, the tax benefits of which have not been recognized in our audited consolidated financial statements. Of the total losses, $237 million expire between 2005 and 2024 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in note 19 to our audited consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2004, we have unrecognized past service costs and actuarial experience losses of $48 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

NEW ACCOUNTING PRONOUNCEMENTS

Refer to note 30(o) of our audited consolidated financial statements for a detailed discussion related to new accounting standards which have not yet been adopted due to delayed effective dates.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 of our audited consolidated financial statements, which describe these claims.

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2004, which are prepared in accordance with Canadian GAAP.

	2004	2003	2002

Income Statement Data
Sales	$20,653	$15,345	$12,422
Net income from continuing operations	$692	$587	$568
Net income	$692	$520	$552
Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$7.17	$5.91	$6.00
Diluted	$7.13	$5.89	$5.96
Earnings per Class A Subordinate Voting or Class B Share
Basic	$7.17	$5.21	$5.80
Diluted	$7.13	$5.19	$5.79
Cash dividends paid per Class A Subordinate Voting or Class B Share	$1.48	$1.36	$1.36

Financial Position Data
Working capital	$2,220	$1,936	$1,433
Total assets	$11,609	$9,864	$10,166
Net cash:
Cash and cash equivalents	$1,519	$1,528	$1,121
Bank indebtedness	(136)	(298)	(223)
Long-term debt (including portion due within one year)	(852)	(302)	(284)
Debentures’ interest obligation	(38)	(41)	(39)
Net cash	$493	$887	$575

Changes in the data from 2003 to 2004 are explained in the “RESULTS OF OPERATIONS” section above.

2003 Compared To 2002

Sales

Total sales increased 24% or $2.9 billion to $15.3 billion for 2003 compared to $12.4 billion for 2002, reflecting a 17% or $1.2 billion increase in North American production sales, a 44% or $1.7 billion increase in European production and complete vehicle assembly sales and a $63 million increase in tooling, engineering and other sales. The increase in production sales reflects a 20% and 43% increase in our North American and European average dollar content per vehicle, respectively, and a 1% increase in European vehicle production volumes, offset in part by a 3% decline in North American vehicle production volumes.

The increase in our North American average dollar content per vehicle related primarily to: the acquisition of Donnelly Corporation (“Donnelly”) on October 1, 2002; an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to the year ended December 31, 2002. New programs launched included the Chrysler Pacifica program, the Ford Freestar and Mercury Monterey program, the BMW Z4 program, the Saturn Ion program, the Cadillac SRX program and the Mazda 6 program. Supplementing the new program launches was higher content and/or production on several programs, including the General Motors GMT800 series (full-size pick-up trucks and sport utilities) program. This increase in content was partially offset by the impact of lower volumes on certain high content programs, including the Chrysler Minivan program, programs that balanced out in 2003, including the Chrysler LH (300M/Concorde/Intrepid) program and the Ford Cal1 (Lincoln Blackwood) program, and customer price concessions.

The increase in our European average dollar content per vehicle reflected: higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar; additional sales arising from the acquisition of Donnelly; the launch of new programs during, or subsequent to, the year ended December 31, 2002, including the launch at Magna Steyr of the Saab 93 Convertible in July 2003 and the BMW X3 in October 2003, the Nissan Micra program, the Toyota Avensis program, the Volkswagen Touareg program, the Porsche Cayenne program and the Mercedes S, E and C-Class sequencing program; and higher content and/or production on several programs, including the MINI program. This increase in content was partially offset by a decrease in sales on the Mercedes G-Class program and the BMW 3-Series program, as well as customer price concessions.

Net Income and Net Income from Continuing Operations

Net income decreased 6% or $32 million to $520 million for 2003 compared to $552 million for 2002. As discussed above, net income includes the results of our former controlling interest in MEC which have been presented as discontinued operations. In 2003, we recognized a $68 million non-cash impairment loss equal to the excess of the carrying value of our investment in MEC over the fair value of MID’s controlling interest in MEC on the distribution date, while in 2002, we recognized an $11 million dilution loss as a result of MEC completing a public offering and $18 million of impairment charges related to long-lived assets at two of its race tracks.

Net income from continuing operations increased 3% or $19 million to $587 million for 2003 compared to $568 million for 2002. Negatively impacting our results in 2003, was a $21 million decrease in other income, a $10 million charge to income taxes related to an income tax rate change, partially offset by a $14 million decrease in impairment charges for long-lived assets and goodwill.

Excluding these items, net income from continuing operations increased by $36 million as a result of increases in gross margin of $391 million, partially offset by increases in SG&A spending of $227 million, depreciation and amortization of $83 million, income taxes of $37 million and minority interest of $1 million and a decrease in equity income of $7 million.

Gross margin as a percentage of total sales for 2003 was 16.5% compared to 17.3% in 2002. Gross margin as a percentage of sales was negatively impacted by the strengthening of the euro and British pound, each against the U.S. dollar, (see “Gross Margin” discussion above). Also negatively impacting gross margin were the launch of the Saab 93 Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full-cost basis in the selling price of the vehicle (see “Magna Steyr” discussion in “SEGMENTS” above), the MID distribution as discussed above, increased launch costs related to the significant amount of business launched during 2003 and customer price concessions. Partially offsetting these decreases was the positive impact of improved performance and productivity at a number of divisions, cost savings, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

The increase in depreciation and amortization in 2003 was primarily due to an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, the acquisition of Donnelly, and increased assets employed in the business to support future growth.

The increase in SG&A expenses for 2003 relates primarily to: an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; additional SG&A expenses as a result of the acquisition of Donnelly; and higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Magna International Inc.

Earnings per Share

Diluted earnings per share from continuing operations for 2003 were $5.89, a decrease of $0.07 from 2002 diluted earnings per share from continuing operations. The impairment charges, other loss (income) and future income tax charge described above had a negative impact on diluted earnings per share of $0.16. Excluding these items, the remaining $0.09 increase in diluted earnings per share from continuing operations was a result of the increase in net income from continuing operations (excluding the items listed above), offset in part by an increase in the weighted average number of shares outstanding during the year, substantially as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly.

Financial Position

The decrease in total assets from 2002 to 2003 is a result of the reduction in assets of approximately $2.5 billion associated with the MID distribution. Partially offsetting this reduction is the growth in total assets as the result of our strong financial performance, the increase in the U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar and the acquisition of Donnelly.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month period ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2004	2004	2004	2004

Sales	$5,103	$5,113	$4,784	$5,653

Net income from continuing operations	$184	$193	$137	$178
Net income	$184	$193	$137	$178

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$1.85	$1.94	$1.55	$1.82
Diluted	$1.84	$1.93	$1.55	$1.81
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.85	$1.94	$1.55	$1.82
Diluted	$1.84	$1.93	$1.55	$1.81

	For the three month period ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2003	2003	2003	2003

Sales	$3,496	$3,660	$3,566	$4,623

Net income from continuing operations	$154	$172	$122	$139
Net income	$161	$172	$48	$139

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$1.57	$1.75	$1.22	$1.37
Diluted	$1.57	$1.75	$1.21	$1.36
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.64	$1.75	$0.45	$1.37
Diluted	$1.64	$1.75	$0.44	$1.36

In general, sales, net income and earnings per share increased from 2003 to 2004 as a result of product launches, including the BMW X3 complete vehicle assembly program, the strengthening of the Canadian dollar and euro, each against the U.S. dollar and acquisitions completed during 2004, including the Davis acquisition in January of 2004 and the NVG acquisition in September of 2004. Partially offsetting the increases in net income and earnings per share was the impact of the MID distribution whereby our gross margin is negatively impacted because the lease expense reported in cost of goods sold by our divisions is no longer being offset by intercompany lease revenue earned by MID. For the period from January 1, 2003 to August 29, 2003, MID recorded $64 million of intercompany lease revenue.

Net income from continuing operations and earnings per share from continuing operations for the first quarter of 2004 was negatively impacted by the $12 million of additional one-time stock compensation expense as discussed above. Net income from continuing operations and earnings per share from continuing operations for the second quarter of 2004 benefited from a one-time payment received from a customer relating to 2003 production, and was negatively impacted by provisions recorded against the carrying value of certain of our assets.

Net income from continuing operations and earnings per share from continuing operations for the third quarter of 2003 were negatively impacted by the $6 million non-cash impairment loss recorded at the date of the MID distribution equal to the carrying value of certain real estate properties of MID. Net income and earnings per share in the third quarter of 2003 were also negatively impacted by the $68 million non-cash impairment loss recorded at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID’s controlling interest in MEC. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Net income from continuing operations and earnings per share from continuing operations for the fourth quarter of 2003 was negatively impacted by $17 million of non-cash impairment charges while net income from continuing operations and earnings per share from continuing operations for the fourth quarter of 2004 were negatively impacted by $36 million of non-cash impairment charges and benefited from the $29 million of non-cash income recorded as a result of freezing Magna Donnelly’s defined benefit pension plans.

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2004 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: pressure from our customers to reduce our prices; the availability of and increased prices for raw materials; global economic conditions causing decreases in production volumes; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; our dependence on certain customers and vehicle programs; our dependence on outsourcing by automobile manufacturers; pressure from our customers to absorb certain fixed costs; rapid technological and regulatory changes; increased crude oil and energy prices; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Magna International Inc.

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Vincent J. Galifi	Patrick W.D. McCann
Executive Vice-President and Chief Financial Officer	Vice-President and Controller

Toronto, Canada, February 28, 2005.

AUDITORS’ REPORT

To the Shareholders of Magna International Inc.

We have audited the consolidated balance sheets of Magna International Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to these consolidated financial statements, the Company changed its accounting policies for revenue recognition and asset retirement obligations.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada, February 28, 2005.

SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc.

Basis of presentation

Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks in North America, Europe, Mexico, South America and Asia.

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles [“U.S. GAAP”], except as described in note 30 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”], some of which have a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are deferred as a separate component of shareholders’ equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders’ equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws [note 19[b]]. The government securities are recorded at amortized cost.

Fixed assets

Fixed assets are recorded at historical cost which includes acquisition and development costs.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are expensed as incurred.

Long-lived assets

The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Intangible assets which meet the criteria for indefinite life are not amortized and are subject to an annual impairment test. Indefinite life intangible asset impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Impairment is assessed based on a comparison of the fair value of an indefinite life intangible to its carrying value.

Other assets include long-term receivables, which represent the recognized sales value of design and engineering services and tooling provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted assembly volumes. In the event that actual assembly volumes are less than those forecasted, a reimbursement for any shortfall will be made annually. The fixed receivable amount per vehicle may include an interest component for extended payment terms that will be accrued over time between the beginning of the production period and the collection date.

SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc.

Preproduction costs related to long-term supply agreements

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent related vehicle assembly or parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent related vehicle assembly or parts production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are included in other assets and amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the present value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and interest charges.

Subordinated debentures

The Company’s subordinated debentures are recorded in part as debt and in part as shareholders’ equity.

The debt component consists of the present value of the future interest payments on the subordinated debentures to maturity that must be paid in cash and is presented as debentures’ interest obligation. Interest on the debt component is accrued over time and recognized as a charge against income.

The equity component includes the present value of the principal amount and future interest payments of the subordinated debentures which can be satisfied by issuing Class A Subordinate Voting Shares at the option of the issuer. This amount will be accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings.

In addition, in the case of convertible subordinated debentures, the equity component also includes the value of the holders’ option to convert the convertible subordinated debentures into Class A Subordinate Voting Shares. The holders’ conversion options are valued using a residual value approach.

Each of the above equity components are included in other paid-in capital in shareholders’ equity, except for the equity component of subordinated debentures issued by the Company’s subsidiaries, which is included in minority interest.

Preferred Securities

Preferred Securities are included in shareholders’ equity and financing charges, net of income taxes, on the Preferred Securities are accrued over time and charged directly to retained earnings.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly.

Revenues from engineering services and tooling contracts that qualify as separate revenue elements are generally recognized on a percentage of completion basis. Percentage of completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full cost basis under which sales and cost of sales include these input costs. Where third party components and systems are held on consignment by Magna, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of sales.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are paid in cash. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan [the “Option Plan”]. Under the prospective method of adoption, compensation expense is recognized for stock options granted, modified, or settled after January 1, 2003 based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense and contributed surplus.

No compensation expense is recognized for stock options granted under the Option Plan that were awarded prior to 2003. For stock options granted during 2002, pro forma net income and earnings per share disclosure showing the impact of fair value accounting is included in note 23.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Class A Subordinate Voting Shares.

The Company’s restricted stock plan and restricted share unit plan are measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense and contributed surplus. As restricted shares or restricted units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted units is credited to Class A Subordinate Voting Shares.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on Preferred Securities and other paid-in capital, the foreign exchange gain on redemption of Preferred Securities [note 8] and the foreign exchange losses recorded on the redemption of the Convertible Subordinated Debentures [note 9] using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

•                  the exercise of options is assumed to be at the beginning of the period [or at the time of issuance, if later];

•                  the proceeds from the exercise of options, and the amount of compensation expense measured but not yet recognized in income, are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

•                  the incremental number of Class A Subordinate Voting Shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] is included in the denominator of the diluted earnings per share computation.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

To date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently the Company only accounts for existing or probable claims in its financial results.

CONSOLIDATED STATEMENTS OF INCOME

Magna International Inc.

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2004	2003	2002
	[restated — note 2]

Sales		$20,653	$15,345	$12,422

Costs and expenses
Cost of goods sold		17,696	12,806	10,274
Depreciation and amortization		598	506	423
Selling, general and administrative	23	1,186	1,007	780
Interest income, net	17	(5)	(13)	(13)
Equity income		(14)	(16)	(23)
Impairment charges	5	36	17	36
Operating income		1,156	1,038	945
Other income (loss)	6	—	(6)	15
Income from continuing operations before income taxes and minority interest		1,156	1,032	960
Income taxes	15	398	373	326
Minority interest	20	66	72	66
Net income from continuing operations		692	587	568
Net loss from discontinued operations - MEC	3, 4	—	(67)	(16)
Net income		$692	$520	$552

Earnings per Class A Subordinate Voting or Class B Share from continuing operations	7
Basic		$7.17	$5.91	$6.00
Diluted		$7.13	$5.89	$5.96

Earnings per Class A Subordinate Voting or Class B Share	7
Basic		$7.17	$5.21	$5.80
Diluted		$7.13	$5.19	$5.79

Cash dividends paid per Class A Subordinate Voting or Class B Share		$1.48	$1.36	$1.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	7
Basic		96.7	95.9	88.7
Diluted		97.3	96.3	92.0

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[U.S. dollars in millions]

Years ended December 31,	Note	2004	2003	2002
	[restated — note 2]

Retained earnings, beginning of year		$2,384	$2,566	$2,215
Net income		692	520	552
Financing charges on Preferred Securities and other paid-in capital		(16)	(20)	(26)
Foreign exchange gain on redemption of Preferred Securities	8	18	—	—
Foreign exchange loss on the redemption of the Convertible Subordinated Debentures	9	—	—	(11)
Dividends on Class A Subordinate Voting and Class B Shares		(143)	(130)	(121)
Distribution of MID shares	3	—	(552)	—
Adjustment for change in accounting policy related to goodwill	5	—	—	(42)
Repurchase of Class A Subordinate Voting Shares	21	—	—	(1)
Retained earnings, end of year		$2,935	$2,384	$2,566

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Magna International Inc.

[U.S. dollars in millions]

Years ended December 31,	Note	2004	2003	2002
	[restated — note 2]

OPERATING ACTIVITIES
Net income from continuing operations		$692	$587	$568
Items not involving current cash flows	10	809	701	556
		1,501	1,288	1,124
Changes in non-cash operating assets and liabilities	10	(95)	(72)	317
Cash provided from operating activities		1,406	1,216	1,441

INVESTMENT ACTIVITIES
Fixed asset additions		(859)	(801)	(833)
Purchase of subsidiaries	11	(417)	(41)	11
Decrease (increase) in investments		4	—	(1)
Increase in other assets		(81)	(210)	(157)
Proceeds from disposition		79	50	27
Cash used for investment activities		(1,274)	(1,002)	(953)

FINANCING ACTIVITIES
Issues of debt	11, 16, 17	293	115	36
Repayments of debt	17	(110)	(42)	(165)
Redemption of Preferred Securities	8, 18	(300)	—	—
Preferred Securities distributions	18	(19)	(26)	(24)
Repayments of debentures’ interest obligation	18	(6)	(6)	(13)
Issue of subordinated debentures by subsidiary	18	—	66	—
Issues of Class A Subordinate Voting Shares	21	26	42	19
Repurchase of Class A Subordinate Voting Shares	21	—	—	(2)
Issues of shares by subsidiaries	6, 20	25	16	66
Dividends paid to minority interests	20	(22)	(16)	(14)
Dividends	3	(142)	(147)	(119)
Cash provided from (used for) financing activities		(255)	2	(216)

Effect of exchange rate changes on cash and cash equivalents		114	191	17

Net increase (decrease) in cash and cash equivalents during the year		(9)	407	289
Cash and cash equivalents, beginning of year		1,528	1,121	832
Cash and cash equivalents, end of year		$1,519	$1,528	$1,121

See accompanying notes

CONSOLIDATED BALANCE SHEETS

Magna International Inc.

[U.S. dollars in millions]

As at December 31,	Note	2004	2003
	[restated - note 2]

ASSETS
Current assets
Cash and cash equivalents		$1,519	$1,528
Accounts receivable		3,276	2,615
Inventories	12	1,376	1,116
Prepaid expenses and other		110	112
		6,281	5,371
Investments	19, 27	139	127
Fixed assets, net	13	3,967	3,313
Goodwill	11, 14	747	505
Future tax assets	15	195	231
Other assets	16	280	317
		$11,609	$9,864

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	17	$136	$298
Accounts payable		3,006	2,471
Accrued salaries and wages		449	368
Other accrued liabilities		350	244
Income taxes payable	15	36	19
Long-term debt due within one year	17	84	35
		4,061	3,435
Deferred revenue		70	80
Long-term debt	17	768	267
Debentures’ interest obligation	18	38	41
Other long-term liabilities	19	240	230
Future tax liabilities	15	288	280
Minority interest	20	702	613
		6,167	4,946

Shareholders’ equity
Capital stock	21
Class A Subordinate Voting Shares
[issued: 2004 — 95,850,377; 2003 — 95,310,518]		1,610	1,587
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 2004 — 1,093,983; 2003 — 1,096,509]		—	—
Preferred Securities	8, 18	—	277
Other paid-in capital	18	75	68
Contributed surplus	22	16	3
Retained earnings	15, 26	2,935	2,384
Currency translation adjustment	25	806	599
		5,442	4,918
		$11,609	$9,864

Commitments and contingencies [notes 17, 28 and 31]

See accompanying notes

On behalf of the Board:

Director	Chairman of the Board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under “Significant Accounting Policies” preceding these consolidated financial statements.

2.              ACCOUNTING CHANGES

[a]   Asset Retirement Obligation

In December 2003, the Canadian Institute of Chartered Accountants [“CICA”] issued Handbook Section 3110, “Asset Retirement Obligations” [“CICA 3110”], which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to the consolidated balance sheet as at December 31, 2003 were as follows:

Increase in fixed assets	$13
Increase in future tax assets	2

Increase in other long-term liabilities	$23
Decrease in minority interest	(1)

Decrease in retained earnings	$(6)
Decrease in currency translation adjustment	(1)

The impact of this accounting policy change on reported net income for the years ended December 31, 2003 and 2002 was not material.

[b]   Revenue Recognition

During the year, the Company adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” [“EIC-142”] prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The adoption of EIC-142 did not have a material effect on the Company’s revenue or net income for the year ended December 31, 2004.

3.              DISTRIBUTION OF MID SHARES

[a]          On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc.  [“MID”], a wholly owned subsidiary of the Company. MID owns substantially all of Magna’s automotive real estate and the Company’s former controlling interest in Magna Entertainment Corp. [“MEC”]. On September 2, 2003, the Company distributed 100% of MID’s Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

As required by CICA Handbook Section 3475, ‘‘Disposal of Long-Lived Assets and Discontinued Operations’’ [“CICA 3475”], the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company’s carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID.  The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID’s controlling interest in MEC.

Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders’ equity of $1,492 million, representing Magna’s net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders’ equity has been recorded as a charge to retained earnings of $552 million.

In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 [note 4]. However, because Magna and its operating subsidiaries continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]          Cash Distribution

Dividends for the year ended December 31, 2003 as presented on the consolidated statement of cash flows include $19 million with respect to the MID distribution, which represents the amount of cash held by MID on August 29, 2003.

4.              DISCONTINUED OPERATIONS — MEC

The Company’s revenues and expenses and cash flows related to MEC are as follows:

Statements of Income

	For the eight	For the year
	months ended	ended
	August 29, 2003	December 31, 2002

Sales	$525	$549
Costs and expenses	520	572
Operating income (loss)	5	(23)
Impairment loss recorded on distribution [note 3]	(68)	—
Dilution loss [i]	—	(11)
Loss before income taxes and minority interest	(63)	(34)
Income taxes	3	(9)
Minority interest	1	(9)
Net loss	$(67)	$(16)

[i]             In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

Statements of Cash Flows

	For the eight	For the year
	months ended	ended
	August 29, 2003	December 31, 2002

Cash provided from (used for):

Operating activities	$18	$19

Investment activities	$(59)	$(226)

Financing activities	$99	$249

5.              GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS

In accordance with CICA Handbook Section 3062, “Goodwill and Other Intangible Assets” [“CICA 3062”], the Company completed its initial impairment review of goodwill during 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.’s [“Decoma”] United Kingdom reporting unit and $36 million related to Intier Automotive Inc.’s [“Intier”] Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna’s ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

In conjunction with the Company’s annual goodwill and indefinite life intangible asset impairment analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges as follows:

	2004	2003	2002

Impairment of fixed assets
Decoma	$36	$17	$—
Intier	—	—	20
Tesma	—	—	12
Impairment of goodwill — Intier	—	—	4
	$36	$17	$36

[a]   Decoma

During the year ended December 31, 2004, Decoma recorded an asset impairment of $16 million relating to its plan to cease anodizing operations at its Anotech facility and transferred this business to its Mytox and Rollstamp facilities.

During 2004, Decoma also identified issues relating to its Prometall metal trim assets and Decotrim extrusion assets. The issues surround recurring losses that are projected to continue throughout the current business planning period as a result of existing sales levels and limited sales growth prospects relative to certain assets at these facilities. An asset impairment of $20 million was recorded in respect of the specifically identified assets at these facilities. The operations of Prometall and Decotrim will continue in the normal course.

For the year ended December 31, 2003, Decoma identified a number of indicators of United Kingdom long-lived asset impairment including the continuation of projected operating losses, uncertain long-term production volumes for the United Kingdom market in general which affect certain of Decoma’s existing programs, and excess paint capacity in the United Kingdom market. These and other indicators of impairment required Decoma to assess its United Kingdom asset base for recoverability. Estimated discounted future cash flows were used to determine the amount of the writedown. The result was a writedown of $12 million of certain of the assets of Decoma’s Sybex facility.

During 2003, Decoma completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entailed shutting down Decoma’s Decoform paint line in Germany and transferring Decoform’s painted trim and fascia business to Decoma’s newer paint lines in Germany and Belgium. The consolidation required the writedown of the carrying value of the Decoform paint line by $5 million.

As a result of cumulative losses in Belgium, Germany, and the United Kingdom the impairment charges for operations in these countries have not been tax benefited.

[b]   Intier

Intier completed its annual goodwill impairment test as at December 31, 2002 after the annual forecasting process had been completed. As a result of this analysis, Intier determined that goodwill of $4 million relating to one reporting unit in its Interiors Europe reporting segment was impaired. The impairment loss has been recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

In conjunction with the review of goodwill, Intier also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment. Discounted cash flows were used to determine fair value. As a result of this review, Intier reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $20 million. The $20 million writedown of long-lived assets has been recorded in operating income as a charge against earnings in 2002. Net tax assets of $2 million associated with these operations were charged against earnings in 2002.

[c]   Tesma

During 2002, as a result of current and historical operating losses and projected future losses following the launch of new business at its German die-casting facility, Tesma International Inc. [“Tesma”] initiated and completed a review for impairment of the approximate $21 million carrying value of fixed and other long-lived assets [“asset group”] of this subsidiary, which consisted mainly of machinery, equipment, land and buildings. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach. Utilizing these approaches, the fair value of the asset group was determined to be approximately $9 million. As a result, Tesma recorded a $12 million writedown of the carrying value of the respective assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.              OTHER INCOME (LOSS)

	2004	2003	2002

Dilution gains:
Tesma	$—	$—	$13
Decoma	—	—	2
Loss recorded on the distribution of MID [note 3]	—	(6)	—
	$—	$(6)	$15

[a]          For the year ended December 31, 2003

In August 2003, Magna’s shareholders approved the distribution to shareholders of 100% of the outstanding shares of MID, a wholly owned subsidiary of the Company. Magna recognized a $6 million non-cash charge at the date of the distribution equal to the excess of the Company’s carrying value of certain real estate properties of MID over their fair values on the distribution date.

[b]          For the year ended December 31, 2002

In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue.

In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Shares to satisfy its obligations under Decoma’s Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue.

The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma.

7.              EARNINGS PER SHARE

[a]          Earnings per share from continuing operations are computed as follows:

	2004	2003	2002
	[restated — note 2]

Basic earnings per Class A Subordinate Voting or Class B Share from continuing operations:
Net income from continuing operations	$692	$587	$568
Financing charges on Preferred Securities and other paid-in capital	(16)	(20)	(26)
Foreign exchange gain on redemption of Preferred Securities [note 8]	18	—	—
Foreign exchange loss on the redemption of Convertible Subordinated Debentures [note 9]	—	—	(11)

Net income from continuing operations available to Class A Subordinate Voting and Class B Shareholders	$694	$567	$531

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	96.7	95.9	88.7

Basic earnings per Class A Subordinate Voting or Class B Share from continuing operations	$7.17	$5.91	$6.00

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations:
Net income from continuing operations available to Class A Subordinate Voting and Class B Shareholders	$694	$567	$531
Adjustment [net of related tax effects]:
Interest, accretion, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	—	18
	$694	$567	$549

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	96.7	95.9	88.7
Stock options and restricted stock units	0.6	0.4	0.5
4.875% Convertible Subordinated Debentures	—	—	2.8
	97.3	96.3	92.0

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations	$7.13	$5.89	$5.96

[b]          Earnings per share are computed as follows:

	2004	2003	2002
	[restated-note 2]

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income	$692	$520	$552
Financing charges on Preferred Securities and other paid-in capital	(16)	(20)	(26)
Foreign exchange gain on redemption of Preferred Securities [note 8]	18	—	—
Foreign exchange loss on the redemption of Convertible Subordinated Debentures [note 9]	—	—	(11)
Net income available to Class A Subordinate Voting and Class B Shareholders	$694	$500	$515

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	96.7	95.9	88.7

Basic earnings per Class A Subordinate Voting or Class B Share	$7.17	$5.21	$5.80

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income available to Class A Subordinate Voting and Class B Shareholders	$694	$500	$515
Adjustment [net of related tax effects]:
Interest, accretion, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	—	18
	$694	$500	$533

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	96.7	95.9	88.7
Stock options and restricted stock units	0.6	0.4	0.5
4.875% Convertible Subordinated Debentures	—	—	2.8
	97.3	96.3	92.0

Diluted earnings per Class A Subordinate Voting or Class B Share	$7.13	$5.19	$5.79

[c]          Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations and diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures and the Preferred Securities prior to redemption. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and the Preferred Securities prior to redemption.

Furthermore, for the year ended December 31, 2004, diluted earnings per Class A Subordinate Voting or Class B Share exclude 2.2 million [2003 - 2.9 million; 2002 - 2.9 million] Class A Subordinate Voting Shares issuable under the Company’s Incentive Stock Option Plan because such options were not ‘in-the-money’ during these years.

8.              REDEMPTION OF PREFERRED SECURITIES

In September 2004, the Company redeemed all of the Preferred Securities for cash at a price equal to 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the date of redemption.  On redemption, the Company recognized a foreign exchange gain of $18 million, which was recorded directly in retained earnings. In accordance with the recommendations of the CICA, the foreign exchange gain of $18 million has been recorded as income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

9.              REDEMPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

In May 2002, the Company called for redemption all of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

10. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]          Items not involving current cash flows:

	2004	2003	2002

Depreciation and amortization	$598	$506	$423
Writedown of goodwill and fixed assets	36	17	36
Equity income	(14)	(16)	(23)
Minority interest	66	72	66
Future income taxes and non-cash portion of current taxes	79	63	18
Net gains on sales and issues of shares by subsidiaries	—	—	(5)
Other non-cash charges	44	59	41
	$809	$701	$556

[b]          Changes in non-cash operating assets and liabilities:

	2004	2003	2002

Accounts receivable	$(313)	$(140)	$(212)
Inventories	(82)	(37)	83
Prepaid expenses and other	21	(21)	10
Accounts payable, accrued salaries and wages and other accrued liabilities	298	162	377
Income taxes payable	(11)	(46)	(9)
Deferred revenue	(8)	10	68
	$(95)	$(72)	$317

11. BUSINESS ACQUISITIONS

The following acquisitions were accounted for using the purchase method:

Acquisitions in the year ended December 31, 2004

[a]          On September 29, 2004, the Company completed the acquisition of the worldwide operations of DaimlerChrysler Corporation’s [“DCC”] wholly owned subsidiary, New Venture Gear, Inc. [“NVG”]. NVG is a leading supplier of transfer cases and other drivetrain products, with 2003 sales of approximately $1.5 billion. Its customers include DaimlerChrysler, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8 million square foot leased manufacturing facility in Syracuse, New York, a 95,000 square foot manufacturing facility in Roitzsch, Germany, and a leased research and development centre and sales office in Troy, Michigan.

The transaction involved the creation of a new joint venture named New Process Gear, Inc. [“NPG”] that acquired the manufacturing assets and now operates the manufacturing facility in Syracuse. Magna currently owns 80% of the NPG joint venture and DCC owns the remaining 20% interest. Magna is consolidating 100% of NPG from the date of closing and accounting for DCC’s remaining interest as debt, since such interest will be purchased by Magna at a fixed and predetermined price.

Total consideration for the acquisition of 100% of NVG amounted to $428 million, subject to post-closing adjustments. The purchase price was satisfied with a combination of $348 million in cash [net of cash acquired of $3 million] and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

In connection with the NVG acquisition, Magna issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn $365 million [$287 million on issue date] and an aggregate amount due at maturity of Cdn $415 million. The notes, which mature at various dates to December 2008, were sold in Canada on an underwritten private placement basis.

[b]          On January 2, 2004, Tesma, a subsidiary of the Company, completed the acquisition of Davis Industries Inc. [“Davis”]. Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

The total consideration for the acquisition of all the outstanding shares of Davis amounted to $47 million, consisting of $45 million paid in cash [which was held in escrow at December 31, 2003] and the issuance of a five-year, $2 million note bearing interest at prime plus 1% per annum. Long-term debt of $22 million was also assumed on the acquisition.

[c]          During 2004, the Company also completed a number of small acquisitions which include a number of manufacturing facilities and engineering centres. The total consideration for the above noted acquisitions amounted to approximately $69 million paid in cash plus $33 million of assumed debt.

The following is a summary of the effect on the Company’s consolidated balance sheet of the current year’s acquisitions:

	NVG	Davis	Other	Total

Non-cash working capital	$55	$4	$2	$61
Fixed assets	241	25	52	318
Goodwill	132	40	45	217
Other assets [including intangibles]	—	6	3	9
Long-term debt [including portion due within one year]	—	(22)	(33)	(55)
Future tax liabilities	—	(1)	—	(1)
Other long-term liabilities	—	(5)	—	(5)
Total purchase price [net of cash acquired]	$428	$47	$69	$544

Comprised of:
Net cash paid	$348	$—	$69	$417
Cash released from escrow [note 16]	—	45	—	45
Notes payable	80	2	—	82
	$428	$47	$69	$544

The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations will occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase.

Acquisitions in the year ended December 31, 2003

During 2003, the Company completed a number of small acquisitions which include a tooling facility and a number of manufacturing facilities for total consideration of $46 million, consisting of cash paid of $41 million and a deferred payment of $5 million. The net effect on the Company’s consolidated balance sheet was an increase in non-cash operating assets and liabilities of $12 million, fixed assets of $30 million, goodwill of $6 million and long-term debt of $2 million.

Acquisitions in the year ended December 31, 2002

Donnelly

On October 1, 2002, the Company completed the acquisition of Donnelly Corporation [“Donnelly”], the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration, including transaction costs, of $287 million [net of cash acquired of $11 million] plus the assumption of approximately $102 million of interest-bearing debt. The consideration paid to the former Donnelly shareholders consisted of 5.3 million Magna Class A Subordinate Voting Shares.

The net effect on the Company’s consolidated balance sheet was increases in non-cash operating assets and liabilities of $6 million, fixed assets of $172 million, goodwill of $248 million, other assets of $15 million, long-term debt of $102 million, other long-term liabilities of $88 million and minority interest of $3 million, and a decrease in net future tax liabilities of $39 million.

During 2003, the purchase equation for Donnelly was finalized resulting in a net change to the Company’s consolidated balance sheet of a decrease in non-cash operating assets and liabilities of $6 million, a decrease in fixed assets of $4 million, an increase in other assets of $19 million and an increase in net future income tax liabilities of $10 million with an offset to goodwill of $1 million.

Pro forma impact

If the acquisitions completed during 2004 and 2003 occurred on January 1, 2003, the Company’s unaudited pro forma consolidated sales would have been $22.3 billion for the year ended December 31, 2004 [2003 - $17.5 billion] and the unaudited pro forma consolidated net income of the Company would have been $729 million [2003 - $557 million].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12. INVENTORIES

Inventories consist of:

	2004	2003

Raw materials and supplies	$474	$435
Work-in-process	229	146
Finished goods	186	177
Tooling and engineering	487	358
	$1,376	$1,116

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

13. FIXED ASSETS

Fixed assets consist of:

	2004	2003

Cost
Land	$81	$71
Buildings	611	497
Machinery and equipment	6,145	5,017
Construction in progress	504	356
	7,341	5,941
Accumulated depreciation
Buildings	(184)	(140)
Machinery and equipment	(3,190)	(2,488)
	$3,967	$3,313

14. GOODWILL

Goodwill consists of:

	2004	2003

Balance, beginning of year	$505	$466
Acquired during the year [note 11]	217	6
Foreign exchange and other	25	33
	$747	$505

15. INCOME TAXES

[a]          The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2004	2003	2002

Canadian statutory income tax rate	36.1%	36.6%	38.6%
Manufacturing and processing profits deduction	(1.0)	(2.0)	(3.8)
Foreign rate differentials	(4.6)	(3.9)	(3.2)
Losses not benefited	3.3	3.4	2.9
Earnings of equity investees	(0.4)	(0.5)	(0.9)
Increase (reduction) in enacted tax rates	(0.5)	1.0	—
Other	1.6	1.4	0.3
Effective income tax rate	34.5%	36.0%	33.9%

[b]          The details of income from continuing operations before income taxes and minority interest by jurisdiction are as follows:

	2004	2003	2002

Canadian	$681	$619	$637
Foreign	475	413	323
	$1,156	$1,032	$960

[c]          The details of the income tax provision are as follows:

	2004	2003	2002

Current provision
Canadian federal taxes	$153	$133	$138
Provincial taxes	78	62	71
Foreign taxes	116	124	115
	347	319	324

Future provision
Canadian federal taxes	(4)	9	10
Provincial taxes	(2)	13	5
Foreign taxes	57	32	(13)
	51	54	2
	$398	$373	$326

[d]          Future income taxes have been provided on temporary differences which consist of the following:

	2004	2003	2002

Other assets tax basis less (greater) than book value	$(11)	$5	$(16)
Tax deferred income	(19)	14	1
Tax depreciation in excess of book depreciation	16	6	10
Increase (reduction) in enacted tax rates	(6)	10	—
Net tax losses utilized (benefited)	48	(5)	8
Liabilities currently not deductible for tax	25	16	7
Other	(2)	8	(8)
	$51	$54	$2

[e]          Future tax assets and liabilities consist of the following temporary differences:

	2004	2003

Assets
Tax benefit of loss carryforwards
Pre-acquisition	$20	$15
Post acquisition	250	244
Other liabilities	74	80
Other	37	15
	381	354
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(18)	(15)
Post acquisition	(168)	(108)
	$195	$231

Liabilities
Tax depreciation in excess of book depreciation	$220	$173
Other assets book value in excess of tax value	68	107
	$288	$280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[f]            During the fourth quarter of fiscal 2004, the Company recorded a future income tax benefit of $6 million related to the decrease in enacted tax rates in foreign jurisdictions. During the fourth quarter of fiscal 2003, the Company recorded a future income tax charge of $10 million related to the increase in enacted tax rates in Ontario, Canada.

[g]         Income taxes paid in cash were $262 million for the year ended December 31, 2004 [2003 - $326 million; 2002 - $278 million].

[h]         At December 31, 2004, the Company has income tax loss carryforwards of approximately $554 million which relate to certain foreign subsidiaries, including $56 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $237 million expire between 2005 and 2024 and the remainder have no expiry date.

[i]            At December 31, 2004, consolidated retained earnings include approximately $1.3 billion of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

16. OTHER ASSETS

Other assets consist of:

	2004	2003

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$190	$175
Long-term receivables [i]	28	48
Restricted cash [note 11[b]]	—	45
Other	62	49
	$280	$317

[i]             Long-term receivables are reflected net of outstanding borrowings from a customer’s finance subsidiary of $85 million [2003 - $95 million] since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

17. DEBT AND COMMITMENTS

[a]          The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2004	2003

Senior unsecured zero-coupon notes at a weighted average interest rate of approximately 4%, denominated in Canadian dollars [note 11[a]]	$307	$—
Bank term debt at a weighted average interest rate of approximately 4%, denominated primarily in euros and U.S. dollars	251	34
Senior unsecured notes payable at a weighted average interest rate of approximately 6%, denominated in U.S. dollars and Canadian dollars	182	106
Loans from governments with a weighted average interest rate of approximately 3%, denominated primarily in euros	68	122
Other	44	40
	852	302
Less due within one year	84	35
	$768	$267

[b]          Future principal repayments on long-term debt are estimated to be as follows:

2005	$84
2006	121
2007	276
2008	197
2009	26
Thereafter	148
$852

[c]          During the year ended December 31, 2004, Decoma replaced its $300 million 364 day revolving credit facility with a $400 million three-year term facility maturing September 30, 2007 [note 31]. Accordingly, borrowings under this facility have been recorded as long-term debt.

[d]          At December 31, 2004, the Company has operating lines of credit totalling $114 million and term lines of credit totalling $2 billion. The Company had outstanding letters of credit in the amount of $121 million drawn primarily under its term lines of credit. In addition to cash resources of $1.5 billion, the Company had unused and available operating lines of credit of approximately $97 million and term lines of credit of approximately $1 billion.

[e]          Under the terms of the Company’s operating and term credit agreements, it is permitted to make use of bankers’ acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[f]            Interest income, net includes:

	2004	2003	2002

Interest expense
Current	$14	$9	$11
Long-term	16	12	12
	30	21	23
Interest income	(35)	(34)	(36)
Interest income, net	$(5)	$(13)	$(13)

[g]         Interest paid in cash [including financing charges on Preferred Securities and other paid-in capital] was $45 million for the year ended December 31, 2004 [2003 - $47 million; 2002 - $60 million].

[h]         At December 31, 2004, the Company had commitments under operating leases requiring annual rental payments as follows:

		Third
	MID	parties	Total

2005	$148	$137	$285
2006	148	116	264
2007	148	103	251
2008	144	90	234
2009	140	65	205
Thereafter	981	140	1,121
	$1,709	$651	$2,360

For the year ended December 31, 2004, operating lease expense amounted to approximately $260 million [2003 - $140 million; 2002 - $72 million], of which $128 million relates to payments made to MID.

18. SUBORDINATED DEBENTURES AND PREFERRED SECURITIES

[a]          The Company’s subordinated debentures and Preferred Securities are presented in the consolidated balance sheets as follows:

	2004	2003

Debentures’ interest obligation	$38	$41

Minority interest	$67	$66

Shareholders’ equity
Other paid-in capital [i]	$75	$68
Preferred Securities, net of issue costs	—	277
Total included in shareholders’ equity	$75	$345

[i]  Other paid-in capital represents the present value of the face amount of the subordinated debentures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]          The following is a summary of the issued and outstanding and redeemed subordinated debentures, convertible subordinated debentures and Preferred Securities:

Decoma 6.5% Subordinated Debentures

On March 27, 2003, Decoma issued Cdn $100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn $13.25 per share. All or part of the subordinated debentures are redeemable at Decoma’s option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma’s Class A Subordinate Voting Shares is not less than Cdn $16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma’s option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the debentures.

The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders’ conversion option are included in Decoma’s equity.  Accordingly, such amounts are classified as minority interest in the Company’s consolidated balance sheet.

7.08% Subordinated Debentures

On September 21, 1999, the Company issued euro 100 million [$104 million on issue date] of 7.08% junior subordinated debentures at par. The unsecured subordinated debentures, which are denominated in euros, mature on September 30, 2009. The debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default.

4.875% Convertible Subordinated Debentures

On February 13, 1998, the Company issued $480 million of 4.875% Convertible Subordinated Debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $74.27 per share and were to mature on February 15, 2005.

In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

8.65% Series A Preferred Securities and 8.875% Series B Preferred Securities

On September 21, 1999, the Company issued Cdn $165 million [$114 million on issue date] of 8.65% Series A Preferred Securities and $170 million of 8.875% Series B Preferred Securities due September 21, 2048, respectively [collectively, the “Preferred Securities”]. The Series A Preferred Securities were denominated in Canadian dollars and were redeemable on or after September 30, 2004, and the Series B Preferred Securities were denominated in U.S. dollars and were redeemable on or after September 21, 2004.  The Preferred Securities were also redeemable at any time in the event of certain adverse changes in tax legislation.

In August 2004, the Company called for redemption all of the Preferred Securities for cash on September 30, 2004 and September 21, 2004, respectively. The Preferred Securities were redeemed at a price equal to 100% of the principal amount plus accrued and unpaid interest there on to, but excluding, the date of redemption. The Preferred Securities were redeemed for an aggregate cash payment of $300 million.

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2004	2003	2002

Defined Benefit Pension Plans [a]	$29	$55	$65
Termination and Long Service Arrangements [b]	137	118	94
Retirement Medical Benefits Plan [c]	48	34	27
Asset retirement obligation	26	23	21
	$240	$230	$207

[a]          Employee Equity and Profit Participation and Defined Benefit Pension Plans

Prior to 2001, the Company’s Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing [as defined in the Corporate Constitution] for any fiscal period be allocated to an Employee Equity and Profit Participation Plan [“EPSP”] consisting of the Magna, Intier, Decoma and Tesma deferred profit sharing plans and a cash distribution to eligible employees of the respective companies. During 2001, Magna, Decoma and Intier amended their Corporate Constitutions to allow for the introduction of defined benefit pension plans in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension benefit.

Magna Donnelly, NPG and a limited number of the Company’s European subsidiaries sponsor defined benefit pension and similar arrangements for their employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

The Magna, Intier, Decoma and Magna Donnelly defined benefit pension plans in the United States have been frozen at December 31, 2004. No further benefits will accrue under the plans. This freeze will reduce service costs and pension expense in 2005. The Magna Donnelly defined benefit pension plan has a December 31, 2004 measurement date. As a result of freezing the plan a curtailment gain of $29 million was recorded in cost of goods sold in 2004.  The Magna, Intier and Decoma defined benefit pension plans have a measurement date of September 30, 2004 and therefore the impact of the freeze of these plans has not been reflected in the accounting results.

All pension plans are funded to at least the minimum legal funding requirements.

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

The weighted-average of significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2004	2003	2002

Projected benefit obligation
Discount rate	5.6%	5.8%	6.4%
Rate of compensation increase	3.4%	3.9%	3.9%

Net periodic benefit cost
Discount rate	5.8%	6.4%	5.9%
Rate of compensation increase	3.4%	3.9%	3.9%
Expected return on plan assets	7.8%	7.8%	7.7%

Information about the Company’s defined benefit pension plans is as follows:

	2004	2003	2002

Projected benefit obligation
Beginning of year	$243	$190	$45
Current service and interest costs	36	28	15
Actuarial losses and changes in actuarial assumptions	5	23	3
Benefits paid	(6)	(9)	(3)
Special termination benefits	—	1	—
Acquisitions (divestiture)	(57)	—	126
Effect of curtailment	(34)	—	—
Currency translation	8	10	4
End of year	$195	$243	$190

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2004	2003	2002

Plan assets at fair value
Beginning of year	$164	$114	$28
Return on plan assets	13	20	(3)
Employer contributions	16	32	22
Benefits paid	(6)	(9)	(3)
Acquisitions (divestiture)	(35)	—	68
Currency translation	6	7	2
End of year	$158	$164	$114

Unfunded amount	$37	$79	$76
Unrecognized actuarial losses	(8)	(24)	(11)
Net amount recognized in the consolidated balance sheets	$29	$55	$65

Net periodic benefit cost (income)
Current service	$36	$28	$16
Return on plan assets	(7)	(8)	(2)
Actuarial losses (gains)	(1)	1	(1)
Curtailment gain	(29)	—	—
Net periodic benefit cost (income)	$(1)	$21	$13

[b]          Termination and Long Service Arrangements

Pursuant to labour laws and national labour agreements in certain European countries, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All Austrian lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $32 million and $35 million at December 31, 2004 and 2003, respectively, and are included in investments on the Company’s consolidated balance sheets.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2004	2003	2002

Discount rate	5.0%	5.0%	5.0%
Rate of compensation increase	3.9%	4.0%	4.0%

Information about the Company’s termination and long service arrangements is as follows:

	2004	2003	2002

Projected benefit obligation
Beginning of year	$131	$106	$77
Current service and interest costs	16	15	12
Actuarial losses (gains) and changes in actuarial assumptions	3	(1)	(3)
Benefits paid	(10)	(12)	(4)
Acquisitions	—	—	9
Currency translation	11	23	15
End of year	$151	$131	$106

Unfunded amount	$151	$131	$106
Unrecognized actuarial losses	(14)	(13)	(12)
Net amount recognized in the consolidated balance sheets	$137	$118	$94

Net periodic benefit cost
Current service and interest costs	$16	$15	$11
Actuarial losses	1	1	2
Net periodic benefit cost	$17	$16	$13

[c]          Retirement Medical Benefits Plan

The Company sponsors a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with 10 or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. The cost of retirement medical benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and estimates of retirement ages of employees and expected health care costs.

The weighted-average discount rate used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2004	2003	2002

Retirement medical benefit obligations	6.0%	6.0%	6.75%
Net periodic benefit cost	6.0%	6.75%	7.5%

Information about the Company’s retirement medical benefits plan is as follows:

	2004	2003	2002

Projected benefit obligation
Beginning of year	$61	$38	$19
Current service and interest costs	7	6	3
Actuarial losses (gains) and changes in actuarial assumptions	2	16	1
Benefits paid	(4)	(2)	—
Acquisitions	6	—	16
Currency translation	2	3	(1)
End of year	$74	$61	$38

Unfunded amount	$74	$61	$38
Unrecognized past service obligation	(17)	(13)	(13)
Unrecognized actuarial gains (losses)	(9)	(14)	2
Net amount recognized in the consolidated balance sheets	$48	$34	$27

Net periodic benefit cost
Current service and interest costs	$7	$6	$3
Special termination benefits	—	1	—
Past service cost amortization	1	1	1
Net periodic benefit cost	$8	$8	$4

[d]          Benefit Obligations

The Company has a post-retirement medical benefit plan for certain current and former employees. The Company has assumed a 10% annual rate of increase in costs for covered health care benefits for 2005. The rates are assumed to decrease by approximately 5% over the next five years and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

Future Benefit Payments

	Defined
	Benefit	Retirement
	Pension Plan	Medical	Total

Expected employer contributions - 2005	$6	$2	$8

Expected benefit payments
2005	$4	$2	$6
2006	4	2	6
2007	5	2	7
2008	5	2	7
2009	6	2	8
Thereafter	41	15	56
	$65	$25	$90

NOTES TO CONSOLIDATED F INANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Plan Assets

The asset allocation for the Company’s defined benefit pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, is as follows:

	2005	2004	2003

Equity securities	50-75%	65%	66%
Fixed income securities	5-45%	34%	4%
Cash and cash equivalents	0-40%	1%	30%
	100%	100%	100%

Net Periodic Benefit Cost

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

20. MINORIT Y INTEREST

Minority interest consists of:

	Decoma	Intier	Tesma	Other	Total

Balance, December 31, 2002	$109	$71	$230	$—	$410
Share of results	24	8	42	(2)	72
Impact of:
Share issues	5	10	1	—	16
Dividends paid	(6)	(2)	(8)	—	(16)
Issue of debentures	66	—	—	—	66
Deferred stock compensation related to restricted stock arrangement [note 23]	(5)	(5)	(3)	—	(13)
Amortization of deferred stock compensation	—	1	—	—	1
Foreign exchange and other	17	13	43	4	77

Balance, December 31, 2003	$210	$96	$305	$2	$613
Share of results	10	18	43	(5)	66
Impact of:
Share issues	4	20	1	—	25
Dividends paid	(6)	(3)	(13)	—	(22)
Deferred stock compensation related to restricted stock arrangement [note 23]	(11)	(5)	(3)	—	(19)
Amortization of deferred stock compensation	1	1	—	—	2
Foreign exchange and other	4	5	22	6	37
Balance, December 31, 2004	$212	$132	$355	$3	$702

Minority interest percentages at December 31, 2004	27%	15%	56%

21. CAPITAL STOCK

[a]          The Company’s authorized, issued and outstanding capital stock is as follows:

Preference shares — issuable in series —

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares —

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i]                 Each share is entitled to one vote per share at all meetings of shareholders.

[ii]              Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized — 1,412,341] have the following attributes:

[i]                 Each share is entitled to 500 votes per share at all meetings of shareholders.

[ii]              Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.

[iii]           Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b]          Changes in the Class A Subordinate Voting Shares and Class B Shares for the years ended December 31, 2004, 2003 and 2002 are shown in the following table [number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest million]:

		Class A
		Subordinate Voting		Class B
		Number of	Stated	Number of	Stated
		shares	value	shares	value

Issued and outstanding at December 31, 2001		82,244,518	$1,682	1,097,009	$1
Issued under the Dividend Reinvestment Plan	(i)	30,352	2
Issued for cash under the Incentive Stock Option Plan		402,625	19
Conversion of 4.875% Convertible Subordinated Debentures		389,719	29
Issued on redemption of 4.875% Convertible Subordinated Debentures		6,155,863	458
Repurchase of Class A Subordinate Voting Shares	(ii)	(33,900)	(1)
Issued on acquisition of subsidiary		5,287,547	298
Conversion of Class B Shares to Class A Subordinate Voting Shares		500	—	(500)	—
Issued and outstanding at December 31, 2002		94,477,224	2,487	1,096,509	1
Issued under the Dividend Reinvestment Plan	(i)	31,869	2
Issued for cash under the Incentive Stock Option Plan		801,425	42
Return of stated capital on distribution of MID shares	(iii)	—	(939)	—	(1)
Repurchase of Class A Subordinate Voting Shares	(ii)	—	(5)	—	—
Issued and outstanding at December 31, 2003		95,310,518	1,587	1,096,509	—
Issued under the Dividend Reinvestment Plan	(i)	5,259	—
Issued for cash under the Incentive Stock Option Plan		532,074	27
Conversion of Class B Shares to Class A Subordinate Voting Shares		2,526	—	(2,526)	—
Repurchase of Class A Subordinate Voting Shares	(ii)	—	(4)	—	—
Issued and outstanding at December 31, 2004		95,850,377	$1,610	1,093,983	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]                 The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[ii]              During 2004, a subsidiary of the Company purchased 49,620 [2003 — 75,356] Magna Class A Subordinate Voting Shares for cash consideration of $4 million [2003 — $5 million], which were then awarded on a restricted basis to certain executives [note 23]. Since this stock has not been released to the executives, it has been reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares. These shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

During 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $1 million was charged to retained earnings.

[iii]           As a result of the MID distribution, the stated capital of the Class A Subordinate Voting and Class B Shares was reduced by $939 million and $1 million, respectively [note 3].

[c]           The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at January 31, 2005 were exercised:

Class A Subordinate Voting Shares	95.8
Class B Shares	1.1
Stock options [note 23]	3.7
100.6

The above amounts exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

The above amounts exclude any Class A Subordinate Voting Shares issuable pursuant to the proposed privatization transactions of Tesma, Decoma and Intier, and also excludes the Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures [note 31].

22. CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital and the accumulated restricted stock compensation expense less the portion of restricted stock that has been released to the executives and reclassified to share capital. The following is a continuity schedule of contributed surplus:

	2004	2003

Balance, beginning of year	$3	$—
Stock-based compensation expense	14	4
Exercise of options	(1)	(1)
	$16	$3

23. STOCK-BASED COMPENSATION

[a]          In November 2003, the CICA amended Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“CICA 3870”]. The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively without restatement of any comparable period effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

The impact of this accounting policy change on reported net income and earnings per share for the year ended December 31, 2003 was an increase in selling, general and administrative expenses of $2 million, a reduction of net income of $2 million and a reduction of basic and diluted earnings per Class A Subordinate Voting or Class B Share of $0.02.

[b]          Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the option plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2004 was 1.0 million [2003 — 1.1 million]. All options granted are for a term of 10 years from the grant date except for the options granted in December 2003 and 2004 which are for a term of seven years from the grant date. For periods up to and including December 31, 1998, options vested 12 1/2% on the date of the grant and 12 1/2% in each of the following seven years. Options issued subsequent to 1998 generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding
		Weighted
		average	Number
	Number	exercise	of options
	of options	price	exercisable

Outstanding at December 31, 2001	2,553,000	Cdn $75.16	1,157,000
Granted	1,347,500	Cdn $109.45	—
Exercised	(402,625)	Cdn $74.67	(402,625)
Cancelled	(120,000)	Cdn $66.80	(120,000)
Vested	—	—	1,324,000
Outstanding at December 31, 2002	3,377,875	Cdn $89.19	1,958,375
Granted	585,000	Cdn $97.75	—
Exercised	(801,425)	Cdn $75.39	(801,425)
Cancelled	(115,000)	Cdn $104.08	(42,000)
Vested	—	—	877,000
Anti-dilution adjustment [d]	—	(Cdn $11.98)	—
Outstanding at December 31, 2003	3,046,450	Cdn $82.31	1,991,950
Granted	115,000	Cdn $101.28	—
Exercised	(532,074)	Cdn $69.49	(532,074)
Cancelled	(15,000)	Cdn $84.45	(12,000)
Vested	—	—	595,000
Outstanding at December 31, 2004	2,614,376	Cdn $85.74	2,042,876

[c]           At December 31, 2004, the outstanding options consist of [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

		Options outstanding
			Remaining	Number
	Exercise	Number	contractual	of options
	price [d]	of options	life [years]	exercisable

Tranche 2	Cdn $80.47	106,250	2.6	106,250
Tranche 3	Cdn $80.37	27,500	2.6	27,500
Tranche 4	Cdn $79.52	98,126	4.0	98,126
Tranche 6	Cdn $63.02	340,200	4.8	340,200
Tranche 7	Cdn $63.02	40,000	5.0	40,000
Tranche 10	Cdn $54.82	238,900	6.0	238,900
Tranche 11	Cdn $61.27	30,000	6.0	30,000
Tranche 12 - 13	Cdn $84.52	24,900	6.0	24,900
Tranche 14 - 15	Cdn $97.47	1,117,500	7.0	884,000
Tranche 16	Cdn $82.65	5,000	8.0	2,000
Tranche 17 - 18	Cdn $81.19	246,000	8.0	136,000
Tranche 19	Cdn $105.05	225,000	6.0	90,000
Tranche 20	Cdn $105.19	5,000	9.0	1,000
Tranche 21	Cdn $105.19	10,000	7.0	4,000
Tranche 22	Cdn $100.68	100,000	7.0	20,000
		2,614,376	6.2	2,042,876
Weighted average exercise price		Cdn $85.74		Cdn $82.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]          As a result of the dilutive impact of the MID distribution [note 3], all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn $11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

[e]          Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model.

The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2004	2003	2002

Risk free interest rate	3.04%	4.06%	4.25%
Expected dividend yield	1.70%	1.80%	2.12%
Expected volatility	32%	30%	28%
Expected time until exercise	4 years	4 years	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$28.64	$24.13	$24.50

Compensation expense recorded in selling, general and administrative expenses	$15	$4	$—

During the year ended December 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all options that were granted prior to January 1, 2003.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company’s pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	2004	2003	2002

Pro forma net income	$692	$516	$537

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$7.17	$5.17	$5.66
Diluted	$7.13	$5.15	$5.64

[f]            The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death and disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. At December 31, 2004, unamortized compensation expense related to the restricted stock arrangements was $36 million [2003 - $17 million] and has been presented as a reduction of shareholders’ equity and minority interest.

The Company has also awarded 112,072 restricted share units to an executive, each of which is equivalent to one Magna Class A Subordinate Voting Share. Such restricted share units will be released to the executive, subject to acceleration on death and disability, after an approximate five-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. Upon the release of all or any portion of the Restricted Share Units, the executive shall be entitled to receive one Magna Class A Subordinate Voting Share for every Restricted Share Unit released. The executive shall be entitled to receive all dividends in respect of the restricted share units at an amount equivalent to the dividends payable on a Magna Class A Subordinate Voting Share multiplied by the number of restricted share units held.

24. FINANCIAL INSTRUMENTS

[a]          Foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts and foreign exchange range forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar and euro [“€”] outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. In addition, in limited situations, the Company uses forward contracts to manage foreign exchange risk arising from intercompany loans. The Company does not enter into foreign exchange contracts for speculative purposes.

At December 31, 2004, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian and U.S. dollars as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
	dollar	average	Euro	average	Euro	average
Buy (Sell)	amount	rate	amount	rate	amount	rate

2005	$343	1.3272	€24	1.5513	€17	1.1802
2005	(300)	1.3553	(247)	1.6277	(11)	1.3185
2006	141	1.3436	13	1.6012	—	—
2006	(53)	1.4550	(67)	1.6454	(3)	1.3475
2007	94	1.3202	7	1.6692	—	—
2007	(21)	1.4939	(51)	1.6568	—	—
2008	37	1.3149	7	1.6707	—	—
2008	(6)	1.3762	(45)	1.6645	—	—
2009	5	1.2442	5	1.6743	—	—
2009	—	—	(27)	1.6839	—	—
	$240		€(381)		€3

Based on forward foreign exchange rates as at December 31, 2004 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company’s foreign exchange forward contracts are approximately $61 million and $67 million, respectively. If the Company’s forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

[b]          Electricity swap contracts

The Company uses electricity swap contracts to manage the cash flow risk of a portion of its forecasted electricity purchases in Ontario over the period to April 2005. Swaps outstanding at December 31, 2004 have an annual notional energy volume of approximately 142,000 megawatt hours [“MWh”] under which it pays a fixed average price of $53.15 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. The net settlements under the electricity swap contracts are recognized in the same periods as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes.

The estimated fair value of these electricity swap contracts as at December 31, 2004 is $1 million, representing a financial asset of the Company.

[c]          Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt and debentures’ interest obligation

The fair values of the Company’s long-term debt and debentures’ interest obligation, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward and electricity swap contracts with positive fair values.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

Cash and cash equivalents which consists of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company’s exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the convertible subordinated debentures.

25. CURRENCY TRANSLATION ADJUSTMENT

Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company’s self-sustaining foreign operations, resulted in an unrealized currency translation gain of $207 million during the year ended December 31, 2004 [2003 - $578 million; 2002 - $180 million]. The unrealized gains resulted primarily from the strengthening of the Canadian dollar, euro and British pound against the U.S. dollar.

26. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company’s combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2004	2003

Current assets	$167	$177

Long-term assets	$51	$56

Current liabilities	$48	$74

Long-term liabilities	$102	$95

Statements of Income

	2004	2003	2002

Sales	$658	$637	$436
Cost of goods sold, expenses and income taxes	619	603	409
Net income	$39	$34	$27

Statements of Cash Flows

	2004	2003	2002

Cash provided from (used for):

Operating activities	$85	$49	$42

Investment activities	$(1)	$(14)	$(1)

Financing activities	$(92)	$(24)	$(33)

The Company’s share of equity in the jointly controlled entities includes undistributed earnings of $48 million [2003 - $47 million].

27. TRANSACTIONS WITH RELATED PARTIES

Mr. Stronach, Magna’s Chairman of the Board and Interim Chief Executive Officer, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls Magna through the right to direct the votes attaching to 66% of Magna’s Class B Shares and also controls MID through the right to direct the votes attaching to 66% of  MID’s Class B Shares. Various land and buildings used in Magna’s operations are leased from MID under operating lease agreements which are effected on normal commercial terms [note 17].  Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2004 was $128 million [for the period from August 29, 2003 to December 31, 2003 - $38 million]. Prior to the distribution of MID shares on August 29, 2003 [note 3], lease expense paid to MID was eliminated on consolidation. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $1 million [2003 - $21 million].

During 2004, MID provided project management services to the Company in connection with the construction of a new plant. In December 2004, the land and building for this plant were sold to MID for $46 million and the assumption of related development liabilities of $12 million, representing the Company’s cost of these assets. The land and building have been leased back under a 17-year operating lease.

The Company has agreements with affiliates of the Chairman of the Board and Interim Chief Executive Officer for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board and Interim Chief Executive Officer for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2004 was $40 million [2003 - $36 million; 2002 - $33 million].

During the year ended December 31, 2004, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the EPSP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $29 million [2003 - $29 million; 2002 - $50 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares of the Company. At December 31, 2004, the trusts’ indebtedness to the Company was $26 million [2003 - $18 million].

Investments include $2 million [2003 - $2 million], at cost, in respect of an investment in a company that was established to acquire shares of the Company for sale to employees.

During the year ended December 31, 2004, the Company renewed its agreements with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria for annual payments of Cdn $5.0 million and €2.5 million, respectively, for a period of 10 years ending December 31, 2014. The expense included in the consolidated statements of income with respect to these agreements for the year ended December 31, 2004 was $7 million [for the period from August 29, 2003 to December 31, 2003 - $2 million].

28. CONTINGENCIES

[a]           In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturerin which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd.

On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn $3.5 billion. The Company has filed an amended statement of defence and counterclaim. Document production is being completed and examinations for discovery have commenced. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]           On February 28, 2003, Intier was served, in conjunction with Siemens Automotive Corp., a.k.a Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation [“GM”]. The GM complaint alleges that Intier and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Surburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors [which Intier was directed to use by GM] are manufactured by Siemens and form part of a power rear window regulator supplied by Intier to GM for those vehicles. Although the damages in the Complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, Intier does not believe that it has any liability for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although Intier cannot provide any assurance that this will be the case.

[c]           On June 10, 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier.

The statement of claim alleges, among other things:

•                  improper use by Intier of the plaintiff’s confidential information and technology in order to design and manufacture certain automotive parts and components; and

•                  breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company’s disposition of the Invotronics business division to the plaintiff in September 2000.

The plaintiff is seeking, among other things, compensatory damages in the amount of Cdn $150 million and punitive damages in the amount of Cdn $10 million and an accounting of profits. Intier has filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests on January 7, 2005. Final affidavits of documents are due on February 28, 2005. Despite the early stages of the litigation, Intier believes it has valid defenses to the plaintiff’s claims and therefore intends to defend this case vigorously.

[d]           The Company and/or its subsidiaries Magna Donnelly and Intier, have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina, Massachusetts and Florida as a result of Magna Donnelly’s role as a supplier to Ford of door handles and Intier’s role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court wherever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

[e]           In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. These claims include the Company’s contingent liability for steel price increases in connection with certain supply agreements that are under dispute. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[f]             In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company’s products, to date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

29. SEGMENTED INFORMATION

[a]           Magna follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions which function as operating units. Each systems group provides full service systems integration in a specific vehicle area.

The Company’s operations are further segmented in the Company’s internal financial reports along global product lines between publicly traded and wholly owned operations. The segregation of operations between publicly traded and wholly owned recognizes the fact that in the case of wholly owned operations, the Company’s executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of publicly traded operations, such responsibility has been delegated to the public company’s separate board of directors and their executive management.

The Company’s reporting segments are as follows:

Public Operations

[i]            Decoma International Inc.

Decoma [including 100% of Bestop] designs, engineers and manufactures exterior components and systems which include fascias [bumpers], front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks [including sport utility vehicles and mini-vans]. Decoma has 47 manufacturing facilities and nine engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

[ii]        Intier Automotive Inc.

Intier is a global full service supplier and integrator of interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world through 74 manufacturing facilities [including one joint venture facility with Magna Steyr] and 15 product development, engineering and testing centres [including one joint venture facility with Magna Steyr] in North America, Europe, Brazil, China and Japan.

[iii]    Tesma International Inc.

Tesma designs, engineers, tests and manufactures technologically advanced powertrain [engine, transmission and fuel] components, systems and modules for the global automotive industry. Tesma has 28 manufacturing facilities and five research centres in North America, Europe and Asia.

Wholly Owned Operations

[i]            Magna Steyr

•            Magna Steyr is the automotive industry’s leading independent assembler of low volume derivative, niche and other vehicles, Magna Steyr has four manufacturing and assembly facilities [including one joint venture facility with Intier] and 11 engineering and testing facilities [including one joint venture facility with Intier] in Europe, India, the United States and Mexico.

•            Magna Drivetrain is an advanced developer and supplier of complete drivetrain technologies, including four-wheel/all-wheel drive systems and axle modules. Magna Drivetrain has eight manufacturing facilities and three engineering and testing facilities in North America and Europe.

[ii]        Other Automotive Operations

•            Cosma International — Cosma International manufactures a comprehensive range of stamped, hydroformed and welded metal body and chassis systems, components, assemblies and modules. The Cosma operations have 33 manufacturing facilities  and nine engineering and testing facilities in North America and Europe.

•            Other Automotive Operations — Other automotive operations include Magna Donnelly. Magna Donnelly manufactures exterior and interior mirror, lighting and engineered glass systems, including advanced electronics. The Company’s other automotive operations have 30 manufacturing facilities and eight engineering and testing facilities in North America, South America and Europe.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2004
		Depreciation			Fixed	Fixed
	Total	and			asset	assets,
	sales	amortization	EBIT[i]	Goodwill	additions	net

Public Operations
Decoma International Inc.	$2,759	$99	$79	$99	$125	$713
Intier Automotive Inc.	5,487	112	231	128	117	589
Tesma International Inc.	1,377	63	111	54	106	398

Wholly Owned Operations
Magna Steyr	6,172	123	206	157	114	819
Other Automotive Operations	5,024	190	436	308	376	1,373

Corporate and other [ii], [iii]	(166)	11	88	1	21	75
Total	$20,653	$598	$1,151	$747	$859	3,967
Current assets						6,281
Investments, goodwill and other assets						1,361
Consolidated total assets						$11,609

	2003
		Depreciation			Fixed	Fixed
	Total	and			asset	assets,
	sales	amortization	EBIT[i]	Goodwill	additions	net

Public Operations
Decoma International Inc.	$2,426	$89	$161	$93	$178	$686
Intier Automotive Inc.	4,654	98	136	116	130	550
Tesma International Inc.	1,102	51	110	15	60	307

Wholly Owned Operations
Magna Steyr	2,719	81	49	7	125	546
Other Automotive Operations	4,591	157	444	275	266	1,156

Corporate and other [ii], [iii]	(147)	30	125	(1)	42	68
Total	$15,345	$506	$1,025	$505	$801	3,313
Current assets						5,371
Investments, goodwill and other assets						1,180
Consolidated total assets						$9,864

	2002
		Depreciation			Fixed	Fixed
	Total	and			asset	assets,
	sales	amortization	EBIT[i]	Goodwill	additions	net

Public Operations
Decoma International Inc.	$2,125	$78	$190	$80	$101	$531
Intier Automotive Inc.	3,862	87	122	101	137	466
Tesma International Inc.	926	40	85	14	66	277

Wholly Owned Operations
Magna Steyr	1,959	65	23	6	261	610
Other Automotive Operations	3,643	129	400	264	161	985

Corporate and other [ii], [iii]	(93)	24	112	1	107	807
Total	$12,422	$423	$932	$466	$833	3,676
Current assets						4,369
Investments, goodwill and other assets						2,121
Consolidated total assets						$10,166

Notes:

[i]                 EBIT represents operating income before interest income or expense.

[ii]              Included in Corporate and other EBIT are intercompany fees and rent income until August 29, 2003 charged to the other automotive segments.

[iii]           During the year ended December 31, 2004, equity income of $14 million is included in the Corporate and other segment [2003 - $16 million; 2002 - $23 million].

[b]          In the year ended December 31, 2004, sales to the Company’s four largest customers amounted to 23%, 22%, 20% and 16% [2003 - 28%, 24%, 8% and 19%; 2002 - 28%, 21%, 6% and 19%] of total sales.

[c]           The following table shows certain information with respect to geographic segmentation:

	2004
	Total	Fixed assets,
	sales	net	Goodwill

Canada	$5,031	$1,055	$66
United States	4,400	1,040	435
Euroland [i]	8,847	1,310	164
Mexico	966	321	9
Great Britain	927	91	58
Other	482	150	15
	$20,653	$3,967	$747

	2003
	Total	Fixed assets,
	sales	net	Goodwill

Canada	$4,379	$999	$61
United States	3,612	718	283
Euroland [i]	5,240	1,141	96
Mexico	876	230	—
Great Britain	869	89	52
Other	369	136	13
	$15,345	$3,313	$505

	2002
	Total	Fixed assets,
	sales	net	Goodwill

Canada	$3,730	$1,068	$61
United States	3,240	836	268
Euroland [i]	3,797	1,263	81
Mexico	844	304	(1)
Great Britain	695	115	46
Other	116	90	11
	$12,422	$3,676	$466

[i]                 For purposes of geographic segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

30. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a]           Joint Ventures

The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company’s financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[b]           Financial Instruments

The Company’s subordinated debentures are recorded in part as debt, in part as minority interest and in part as shareholders’ equity. In addition, prior to their redemption, the Company’s Preferred Securities were recorded entirely as shareholders’ equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

[c]           In-House Tooling and Engineering

The Company adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” [“EIC-142”] for Canadian GAAP purposes and Emerging Issues Task Force Abstract No. 00-21 [“EITF 00-21”], “Revenue Arrangements with Multiple Deliverables” for U.S. GAAP purposes, prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The adoption of EIC-142 and EITF 00-21 harmonizes the Canadian and U.S. GAAP treatment prospectively.

For U.S. GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004 provided in conjunction with subsequent assembly or production activities are regarded as a single arrangement, and will be recognized as revenue and the related cost of sales for these activities over the estimated life of the assembly or production arrangement.

[d]           Derivative Instruments

The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer and supplier contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, Canadian dollar and euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. Effective January 1, 2004, the Company prospectively adopted CICA Accounting Guideliine AcG-13 “Hedging Relationships”.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” [“FAS 133”] establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under FAS 133, the Company is required to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2004, 2003 and 2002 in relation to FAS 133 and has determined that there are no embedded derivatives as defined therein.

[e]           Stock-Based Compensation

The Company prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” [“FAS 123”] as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” [“FAS 148”], which were also adopted by the Company prospectively for all options granted on or after January 1, 2003. Under both Canadian and U.S. GAAP, the Company must continue to provide pro forma earnings disclosures for options granted prior to January 1, 2003 until the options have fully vested and all related compensation expense has been recorded. However, Canadian GAAP permits options granted prior to January 1, 2002 to be excluded from such pro forma earnings disclosures.  As such, the amount of compensation expense for pro forma disclosures under U.S. GAAP will differ from that calculated for Canadian GAAP until all options granted prior to January 1, 2002 have fully vested and all related compensation expense has been recorded for U.S. GAAP purposes.

For options granted prior to January 1, 2003, the Company measures compensation cost under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” [“APB 25”] for awards granted to employees and the fair value-based method of accounting as prescribed by FAS 123 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002.

[f]             Cumulative Translation Adjustment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” [“FAS 52”], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company’s net investment in a foreign subsidiary resulting from the payment of dividends.

[g]          Electricity Swap Contracts

As described in note 24[b], the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase requirements in Ontario, Canada. Under both Canadian and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedge transaction. For U.S. GAAP purposes only, the Company reflects the estimated fair value of the swap contracts on the balance sheet with an offsetting adjustment to other comprehensive income.

[h]          Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company prospectively adopted the Canadian GAAP recommendations related to goodwill and other intangible assets. The Canadian GAAP recommendations are the same as the U.S. GAAP requirements on business combinations [“FAS 141”] and goodwill and other intangible assets [“FAS 142”]. The principles of FAS 141 and 142 are the same as Canadian GAAP except that under Canadian GAAP, the net goodwill writedown of $42 million has been charged to January 1, 2002 opening retained earnings. Under U.S. GAAP, the net goodwill writedown of $42 million has been applied as a cumulative adjustment to net income as of January 1, 2002.

[i]             Change in Reporting Currency

Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company’s reporting currency. Under Canadian GAAP, the Company’s consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

[j]             Asset Retirement Obligation

On January 1, 2003, for U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” [“FAS 143”]. The accounting principles under FAS 143 are the same as under CICA 3110, which was adopted on a retroactive basis with restatement of all periods presented.  The Company adopted FAS 143 through a cumulative adjustment to net income on January 1, 2003.

[k]         The following tables present net income and earnings per share information following U.S. GAAP:

	2004	2003	2002

Net income under Canadian GAAP	$692	$520	$552
Adjustments [net of related tax effects]:
Additional interest expense and foreign exchange gains (losses) on subordinated debentures and Preferred Securities [b]	(16)	(23)	(10)
In-house tooling and engineering [c]	(4)	(3)	(2)
Derivative instruments [d]	—	5	6
Compensation expense [e]	(4)	(10)	4
Asset retirement obligation [j]	—	—	2
Translation loss realized on the reduction of the net investment in a foreign subsidiary [f]	—	—	(5)
Net income under U.S. GAAP before cumulative catch-up adjustments	668	489	547
Cumulative adjustment for change in accounting policy related to goodwill [h]	—	—	(42)
Cumulative adjustment for change in accounting policy for asset retirement obligation [j]	—	(6)	—
Net income under U.S. GAAP	668	483	505
Other comprehensive income (loss):
Foreign currency translation adjustment	192	569	147
Derivative instruments recorded in other comprehensive income [d], [g]	(11)	12	12
Derivative instruments realized in net income [d], [g]	—	—	3
Comprehensive income under U.S. GAAP	$849	$1,064	$667

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2004	2003	2002

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic
Before cumulative catch-up adjustments	$6.91	$5.10	$6.17
Cumulative catch-up adjustments [h], [j]	—	(0.06)	(0.48)
After cumulative catch-up adjustments	$6.91	$5.04	$5.69

Diluted
Before cumulative catch-up adjustments	$6.87	$5.08	$5.88
Cumulative catch-up adjustments [h], [j]	—	(0.06)	(0.46)
After cumulative catch-up adjustments	$6.87	$5.02	$5.42

Earnings per share data after cumulative catch-up adjustments were computed as follows:

	2004	2003	2002

Basic earnings per Class A Subordinate Voting or Class B Share
— After cumulative catch-up adjustments
Net income under U.S. GAAP	$668	$483	$505

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	96.7	95.9	88.7

Basic earnings per Class A Subordinate Voting or Class B Share	$6.91	$5.04	$5.69

Diluted earnings per Class A Subordinate Voting or Class B Share
— After cumulative catch-up adjustments
Net income under U.S. GAAP	$668	$483	$505
Adjustments [net of related tax effects]:
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	—	—	(6)
	$668	$483	$499

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	96.7	95.9	88.7
Stock options	0.6	0.4	0.5
4.875% Convertible Subordinated Debentures	—	—	2.8
	97.3	96.3	92.0

Diluted earnings per Class A Subordinate Voting or Class B Share	$6.87	$5.02	$5.42

[l]             The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2004
			In-house
	Canadian	Financial	tooling and	Derivative		U.S.
	GAAP	instruments	engineering	instruments	Other	GAAP

Other assets	$280	$(2)	$—	$(4)	$—	$274
Other accrued liabilities	$350	$—	$50	$—	$—	$400
Future tax liabilities, net	$93	$1	$(14)	$(1)	$—	$79
Subordinated debentures	$—	$218	$—	$—	$—	$218
Debentures’ interest obligation	$38	$(38)	$—	$—	$—	$—
Minority interest	$702	$(71)	$—	$—	$—	$631

Shareholders’ equity:
Capital stock	$1,610	$—	$—	$—	$164	$1,774
Other paid-in capital	75	(75)	—	—	—	—
Contributed surplus	16	—	—	—	3	19
Retained earnings	2,935	(14)	(35)	(15)	127	2,998
Accumulated other comprehensive loss	806	(23)	(1)	12	(294)	500
Shareholders’ equity	$5,442	$(112)	$(36)	$(3)	$—	$5,291

	2003
			In-house
	Canadian	Financial	tooling and	Derivative		U.S.
	GAAP	instruments	engineering	instruments	Other	GAAP

Other assets	$317	$8	$—	$13	$—	$338
Other accrued liabilities	$244	$—	$50	$—	$—	$294
Future tax liabilities, net	$49	$4	$(18)	$5	$—	$40
Subordinated debentures	$—	$170	$—	$—	$—	$170
Debentures’ interest obligation	$41	$(41)	$—	$—	$—	$—
Preferred Securities	$—	$291	$—	$—	$—	$291
Minority interest	$613	$(66)	$—	$—	$—	$547

Shareholders’ equity:
Capital stock	$1,587	$—	$—	$—	$145	$1,732
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	68	(68)	—	—	—	—
Contributed surplus	3	—	—	—	18	21
Retained earnings	2,384	3	(31)	(15)	131	2,472
Accumulated other comprehensive loss	599	(8)	(1)	23	(294)	319
Shareholders’ equity	$4,918	$(350)	$(32)	$8	$—	$4,544

[m]      Variable Interest Entities

One of the Company’s German subsidiaries has entered into an operating lease for a facility constructed at a cost of approximately $12 million. Construction was completed and the lease commenced in 2003. Such facility is owned by a partnership that has been substantially debt financed to fund the construction. The partnership is owned directly and indirectly by a leasing company. The partnership has entered into a lease agreement with the leasing company which in turn has entered into a sublease with the Company’s German subsidiary. Such sublease is for an initial term of 19 years with a five-year renewal option. Although the Company’s German subsidiary has options to acquire either the facility under lease or the partnership, the Company’s obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

[n]          As more fully described above, for purposes of pro forma earnings disclosure, the Company elected to adopt the new recommendations of CICA 3870 to awards granted subsequent to January 1, 2002. As such, for U.S. GAAP, the pro forma disclosure calculation will differ as they include fair value calculations on all options granted under the plan and in accordance with the applicable vesting provisions therein.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Magna International Inc.

[all amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Despite the limitations in its effectiveness as a reliable single model for determining the fair value of the Company’s stock options, the Company uses the Black-Scholes option pricing model for estimating the fair value of stock options at the date of grant [notes 1 and 23].

For purposes of U.S. GAAP pro forma disclosures, the Company’s net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been:

	2004	2003	2002

Pro forma net income after cumulative catch-up adjustments attributable to Class A Subordinate Voting and Class B Shares	$669	$475	$469

Pro forma earnings per Class A Subordinate Voting or Class B Share after cumulative catch-up adjustments
Basic	$6.92	$4.74	$5.28
Diluted	$6.88	$4.72	$5.02

Weighted average fair value of options granted during the year	$23.80	$17.27	$15.61

[o]           Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

In 2003, the CICA amended Handbook Section 3860, “Financial Instruments — Disclosure and Presentation” [“CICA 3860”], to require certain obligations that may be settled with an entity’s own equity instruments to be reflected as a liability. The amendments must be adopted in the Company’s 2005 consolidated financial statements with retroactive application. Upon adoption, the Company’s Preferred Securities and subordinated debentures will be presented as liabilities, with the exception of the equity value ascribed to the holder’s option to convert certain of the subordinated debentures into Class A Subordinate Voting Shares, and the related liability carrying costs will be presented as a charge to net income. The amendments to CICA 3860 will have no impact on basic or diluted earnings per share.

In 2004, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. AcG-15 is effective for the Company’s 2005 fiscal year and harmonizes Canadian GAAP with U.S. GAAP accounting for variable interest entities. As a result the disclosure in note 30 [m] above will also be required for Canadian GAAP in 2005.

In January 2005, the CICA approved Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments — Recognition and Measurement”, and 3865, “Hedges”. The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards are effective for Magna in the first quarter of 2007, but earlier adoption is permitted.

United States GAAP standards:

In 2003, the Company adopted FAS 123 on a prospective basis.  In December 2004, an amended Statement of Financial Accounting Standard No. 123 “Share-Based Payment”, was issued, which requires all share-based payments to employees be recognized in the income statement based on their fair values at the date of grant. Beginning in 2005, the Company will have to expense all stock options, including the remaining unrecognized compensation relating to options granted on or before December 31, 2002.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an Amendment of ARB No. 43, Chapter 4.” This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. The provisions of this standard are effective for inventory costs incurred during 2006.

The above U.S. GAAP standards are not expected to have a material impact on the Company’s consolidated financial statements.

31. SUBSEQUENT EVENTS

On October 25, 2004, the Company announced that it has made separate proposals to the respective boards of directors of Intier, Decoma and Tesma, to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent and not conditional on completion of the other transactions. In addition to court approval, each transaction would require the approval of the shareholders of each subsidiary, including a majority of votes cast by holders other than Magna and its affiliates and other insiders.

[a]           Tesma

On February 1, 2005, Tesma’s shareholders approved a plan of arrangement that became effective on February 6, 2005. Under the terms of the arrangement agreement, shareholders of Tesma received 0.44 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder of Tesma, cash.

Based on the volume-weighted average trading price [“VWAP”] of Magna’s Class A Subordinate Voting Shares on the TSX over the five trading days ended February 4, 2005, the purchase price for the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna was approximately Cdn $759 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares and cash of approximately Cdn $128 million.

[b]           Decoma

On February 28, 2005, Decoma’s shareholders approved a plan of arrangement, which is expected to become effective on March 6, 2005. Under the terms of the arrangement agreement, shareholders of Decoma will receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder of Decoma, cash. The aggregate cash payable to all electing Decoma shareholders is capped at Cdn $150 million.

Based on the closing price of Magna’s Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company is approximately Cdn $297 million.

When the plan of arrangement becomes effective, Decoma will amalgamate with Magna. Decoma’s credit facility requires the consent of the lenders participating in the Decoma facility. Consent of the lenders in the facility is currently in the process of being obtained and it is anticipated that such consent will be obtained in advance of the amalgamation date. Regardless of whether consent is obtained, Magna plans to repay all the outstanding debt under this facility within 30 days of the amalgamation being completed. At December 31, 2004, long-term debt includes $215 million related to this facility.

[c]           Intier

On February 9, 2005, Magna and Intier announced that they had entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna.

Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash. The aggregate cash payable to all electing Intier shareholders in the proposed transaction is capped at Cdn $125 million.

Intier expects to hold a special meeting on March 30, 2005 and expects that the arrangement, if approved by Intier shareholders, will become effective on April 3, 2005.

Based on the closing price of Magna’s Class A Subordinate Voting Shares on the TSX on February 25, 2005, the total purchase price for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company is approximately Cdn $281 million.

In addition to the purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by the Company, Magna will assume responsibility for the existing stock option agreements of Intier, Decoma and Tesma. If existing stock options were exercised, a maximum of 2.5 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn $56 per share. The Cdn $100 million of Decoma convertible debentures will also be modified to become convertible into Magna Class A Subordinate Voting Shares at a fixed conversion price of Cdn $91.19 per share.

The acquisition of the minority interests in Tesma [56%] and Decoma [27%], and the proposed acquisition of the minority interest in Intier [15%], will be accounted for as step acquisitions under the purchase method of accounting. The purchase price allocations for these acquisitions will be based on the Company’s incremental interest in the fair value of the assets acquired and liabilities assumed and the amount of goodwill arising from the respective acquisitions has not been determined at this time.

32. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

SUPPLEMENTARY FINANCIAL AND SHARE INFORMATION

Magna International Inc.

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)

	Years ended December 31,					Five-month period ended December 31,		Years ended July 31,

	2004	2003	2002	2001	2000	1999	1998	1998	1997	1996	1995	1994

Total sales	20,653	15,345	12,422	10,507	10,099	9,260	3,396	6,006	5,024	3,826	3,133	2,538
Depreciation	598	506	423	399	372	332	120	192	147	121	102	90
Net income from continuing operations	692	587	568	575	593	415	114	301	386	207	204	153
Net income	692	520	552	579	596	419	114	301	386	207	204	153

Diluted EPS from continuing operations	7.13	5.89	5.96	6.16	6.46	4.61	1.31	3.71	4.99	3.05	3.32	2.53
Diluted EPS	7.13	5.19	5.79	6.20	6.44	4.65	1.31	3.71	4.99	3.05	3.32	2.53
Average # of shares outstanding	96.7	95.9	88.7	80.1	78.5	78.5	78.4	71.9	70.4	62.2	61.0	56.0

Cash dividends paid per share	1.48	1.36	1.36	1.36	1.24	1.11	0.22	0.84	0.74	0.71	0.71	0.53

Cash flow from operations	1,406	1,216	1,441	998	671	698	143	359	453	198	298	244
Capital expenditures	859	801	833	486	645	850	370	638	471	216	193	148

Working capital	2,220	1,936	1,433	1,314	1,056	665	564	716	763	986	360	232
Fixed assets, net	3,967	3,313	3,676	3,020	3,020	2,931	2,842	2,417	1,353	981	852	703
Total assets	11,609	9,864	8,910	6,935	6,626	6,266	6,116	5,551	3,447	2,836	2,008	1,596

Long-term debt	806	308	287	288	395	435	386	328	163	186	108	68
Shareholders’ equity	5,442	4,918	5,416	4,482	4,200	3,933	3,334	3,177	2,122	1,785	1,077	862
Long-term debt to equity ratio	0.15:1	0.06:1	0.05:1	0.06:1	0.09:1	0.11:1	0.12:1	0.1:1	0.08:1	0.1:1	0.1:1	0.08:1

(1)           Amounts for the year ended December 31, 2003 and 2002 have been restated for the effects of asset retirement obligations.

(2)           Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation. All balance sheet and cash flow figures are from continuing operations.

Share Information

The Class A Subordinate Voting Shares (“Class A Shares”) are listed and traded in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”). The Class B Shares are listed and traded in Canada on the TSX. As of February 28, 2005 there were 1,273 registered holders of Class A Shares and 78 holders of Class B Shares.

Distribution of Shares

	Class A	Class B

Canada	78.8%	99.2%
United States	21.1%	0.8%
Other	0.1%	0%

Dividends

Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2004 were paid on each of March 18, June 15, September 15 and December 15, 2004 at the rate of U.S. $0.34, U.S. $0.38, U.S. $0.38 and U.S. $0.38, respectively, per share.

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices of the Class A Shares and Class B Shares and volumes of Class A Shares and Class B Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)
	Year Ended December 31, 2004			Year Ended December 31, 2003*
Quarter	Volume	High	Low	Volume	High	Low

1st	12,575,298	110.20	98.02	12,517,303	94.63	73.80
2nd	10,543,922	115.79	103.07	14,107,283	95.70	76.75
3rd	10,047,522	113.80	90.48	16,462,322	116.75	89.51
4th	17,489,488	101.09	82.40	10,237,878	109.63	97.20

Class B (TSX) (Cdn$)
	Year Ended December 31, 2004			Year Ended December 31, 2003*
Quarter	Volume	High	Low	Volume	High	Low

1st	3,435	109.00	101.00	1,558	85.50	80.20
2nd	3,086	113.08	104.79	4,062	94.50	79.69
3rd	2,441	108.00	99.00	5,552	114.00	92.00
4th	2,268	106.00	90.00	870	108.00	102.25

Class A (NYSE) (U.S.$)
	Year Ended December 31, 2004			Year Ended December 31, 2003*
Quarter	Volume	High	Low	Volume	High	Low

1st	13,961,500	83.79	73.52	15,192,100	53.26	44.25
2nd	10,607,100	85.33	74.09	12,980,400	62.348	46.04
3rd	10,908,800	85.20	70.51	18,582,100	77.25	57.95
4th	14,578,400	82.91	67.48	10,632,200	82.50	72.09

*                  Sale prices for the third and fourth quarter of 2003 reflect the distribution of MID shares on September 2, 2003 to Magna shareholders of record as of the close of business on August 29, 2003.

CORPORATE DIRECTORY

Magna International Inc.

Board of Directors

Frank Stronach	The Honourable Edward C. Lumley	Donald Resnick
Chairman of the Board and	Vice-Chairman, BMO Nesbitt Burns	Corporate Director
Interim Chief Executive Officer
	Klaus Mangold	Royden R. Richardson
William H. Fike	Corporate Director	President, RBQ Limited and Managing
Corporate Director		Director, FairLane Asset Management
	Karlheinz Muhr	Limited
Manfred Gingl	Chairman, CFSB VOLARIS
Executive Vice-Chairman		The Honourable Franz Vranitzky
	Gerhard Randa	Corporate Director
Michael D. Harris	Chairman of the Supervisory Board,
Consultant and Senior Business Advisor,	Bank Austria - Creditanstalt and	Siegfried Wolf
Goodmans LLP	Member of the Managing Board of Directors,	Executive Vice-Chairman
Bayrische Hypo Vereinsbank AG

Officers

Frank Stronach	Peter Koob	Patrick W.D. McCann
Chairman of the Board and	Executive Vice-President,	Vice-President and Controller
Interim Chief Executive Officer	Corporate Development
Roland B. Nimmo
Manfred Gingl	Marc Neeb	Vice-President, Internal Audit
Executive Vice-Chairman	Executive Vice-President,
	Global Human Resources	Stephen I. Rodgers
Siegfried Wolf		Vice-President, Marketing
Executive Vice-Chairman	Jeffrey O. Palmer
	Executive Vice-President	Louis Tonelli
Mark T. Hogan		Vice-President, Investor Relations
President	Tom Skudutis
Executive Vice-President, Operations
Vincent J. Galifi
Executive Vice-President &	Keith J. Stein
Chief Financial Officer	Senior Vice-President, Corporate Affairs

J. Brian Colburn	Kevin Gallagher
Executive Vice-President,	Vice-President, Public Affairs
Special Projects & Secretary

Transfer Agents and Registrars	Exchange Listings

Canada — Class A Subordinate Voting and Class B Shares	As part of the Toronto Stock Exchange’s symbol change initiative, effective November 15, 2004, new trading symbol extensions were added to our ticker symbols.

Computershare Trust Company of Canada	Class A Subordinate Voting Shares
100 University Avenue Toronto, Ontario M5J 2Y1, Canada	Toronto Stock Exchange	(MG.A) (before November 15/04) (MG.SV.A) (November 15/04 and after)
Telephone: 1-800-564-6253	The New York Stock Exchange	(MGA)

United States — Class A Subordinate	Class B Shares
Voting Shares	Toronto Stock Exchange	(MG.B) (before November 15/04)
Computershare Trust Company, Inc.		(MG.MV.B) (November 15/04 and after)
350 Indiana Street
Golden, Colorado 80401, U.S.A.

As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) and our Management Information Circular/Proxy Statement for our 2005 Annual Shareholders’ Meeting for a description of our corporate governance practices in comparison to the requirements and guidelines of the NYSE, the Toronto Stock Exchange and applicable regulatory authorities.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, (905) 726-7022.

Telephone: (303) 262-0600 www.computershare.com

CORPORATE OFFICES

Magna International Inc.	Magna International Europe	Magna International China
337 Magna Drive	Magna-Strasse 1	Office 507, Building #5
Aurora, Ontario	A-2522 Oberwaltersdorf	River Harbor Business Complex
Canada L4G 7K1	Austria	3000 Longdong Avenue
Telephone: (905) 726-2462	Telephone: 011-43-2253-600-0	Pudong, Shanghai PRC 201203
www.magna.com	and	Telephone: 011-86-21-6879-6246
Baarerstrasse 16
6304 Zug
Magna International of America, Inc.	Switzerland	Magna International South Korea
600 Wilshire Drive	Telephone: +41-(0)41-725-27-27	Mosan Building, 4th Floor
Troy, Michigan, USA 48084		14-4 Yangjae-Dong
Telephone: (248) 729-2400		Seocho-Gu, Seoul 137-130 South Korea
	Magna International Japan	Telephone: 011-82-2-577-2191-3
JPR Crest Takebashi Bldg. 3F
3-21 Kanda Nishikicho, Chiyoda-ku,
Tokyo, Japan 101-0054
Telephone: 81-(0)3-3518-8001
and
1-16-6 Sakae
Naka-Ku, Nagoya
Alchi 460-008 Japan
Telephone: 81-58-221-7611

GROUP OFFICES

Cosma International	Intier Automotive	Magna Drivetrain	Tesma International
2550 Steeles Avenue East	521 Newpark Boulevard	1650 Research Drive, Suite 300	1000 Tesma Way
Brampton, Ontario	Newmarket, Ontario	Troy, Michigan, USA 48083	Concord, Ontario
Canada L6T 5R3	Canada L3Y 4X7	Telephone: (248) 680-4900	Canada L4K 5R8
Telephone: (905) 799-7600	Telephone: (905) 898-5200	Europe	Telephone: (905) 417-2100
www.cosma.com	www.intier.com	Industriestrasse 35	www.tesma.com
Europe	Europe	A-8502 Lannach, Austria	Europe
Kurfürst-Eppstein-Ring 11	Kurfürst-Eppstein-Ring 11	Telephone: 011-43-(0)50-444-6500	Tesma Allee 1
D-63877 Sailauf, Germany	D-63877 Sailauf, Germany	www.magnadrivetrain.com	A-8261 Sinabelkirchen, Austria
Telephone: 011-49-6093-9937-0	Telephone: 011-49-6093-9937-0		Telephone: 011-43-3118-2055
United States	United States	Magna Steyr	United States
1807 East Maple Road	39600 Lewis Drive	Liebenauer Hauptstrasse 317	23300 Haggerty Road, Suite 200
Troy, Michigan, USA 48083	Novi, Michigan, USA 48377	A-8041 Graz, Austria	Farmington Hills, Michigan
Telephone: (248) 524-5300	Telephone: (248) 567-4000	Telephone: 011-43-316-404-0	USA 48335
		www.magnasteyr.com	Telephone: (248) 888-5550
North America
Decoma International	Magna Donnelly	2960 Bond Street
50 Casmir Court	600 Wilshire Drive	Rochester Hills, Michigan
Concord, Ontario	Troy, Michigan, USA 48084	USA 48309
Canada L4K 4J5	Telephone: (248) 729-2700	Telephone: (248) 293-0200
Telephone: (905) 669-2888	www.magnadon.com
www.decoma.com	Europe
Europe	Industriestrasse 3
Im Ghai 36	D-97959 Assamstadt, Germany
D-73776 Altbach, Germany	Telephone: 011-49-6294-909-0
Telephone: 011-49-7153-65-0
United States
600 Wilshire Drive
Troy, Michigan
USA 48084-1625
Telephone: (248) 729-2500

2004 Annual Report

Copies of the 2004 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

©Magna International Inc. 2005. Magna and the  logo are registered trademarks of Magna International Inc.

The other trademarks are owned by Magna International Inc. or its various subsidiaries.

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: 905 726-2462

Facsimile: 905 726-7164

www.magna.com